File Nos.  333-19173
                                                                     811-05716
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    ( )
        Pre-Effective Amendment No. 1                                      (X)
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
        Amendment No. 21                                                   (X)

                      (Check appropriate box or boxes.)

     PREFERRED  LIFE  VARIABLE  ACCOUNT  C
     -------------------------------------
     (Exact  Name  of  Registrant)

     PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK
     ---------------------------------------------------
     (Name  of  Depositor)


     152  West  57th  Street, 18th Floor, New York, New York            10019
     -------------------------------------------------------          ---------
     (Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (212)  586-7733

Name  and  Address  of  Agent  for  Service
-------------------------------------------
          Eugene  Long
          Preferred  Life  Insurance  Company  of  New  York
          152  West  57th  Street,  18th  Floor
          New  York,  New  York  10019

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866

Approximate  Date  of  Proposed  Public  Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation  of  Registration  Fee  under  the  Securities Act of 1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

ITEM NO.                                                LOCATION
                            PART A

Item 1.   Cover Page..................................  Cover Page

Item 2.   Definitions.................................  Definitions

Item 3.   Synopsis or Highlights......................  Highlights

Item 4.   Condensed Financial Information.............  Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies..........  The Company; The
                                                        Variable Account;
                                                        Franklin Valuemark
                                                        Funds

Item 6.   Deductions..................................  Charges and
                                                        Deductions

Item 7.   General Description of Variable               The Contracts
          Annuity Contracts...........................

Item 8.   Annuity Period..............................  Annuity Provisions

Item 9.   Death Benefit...............................  The Contracts;
                                                        Annuity Provisions

Item 10.  Purchases and Contract Value................  Purchase Payments
                                                        and Contract Value

Item 11.  Redemptions.................................  Surrenders

Item 12.  Taxes.......................................  Tax Status

Item 13.  Legal Proceedings...........................  Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information                        Table of Contents
                                                        of the Statement of
                                                        Additional
                                                        Information



ITEM NO.                                                 DEFINITION

                            PART B

Item 15.  Cover Page...................................  Cover Page

Item 16.  Table of Contents............................  Table of Contents

Item 17.  General Information and History..............  The Company

Item 18.  Services.....................................  Not Applicable

Item 19.  Purchase of Securities Being Offered.........  Not Applicable

Item 20.  Underwriters.................................  Distributor

Item 21.  Calculation of Performance Data..............  Calculation of
                                                         Performance Data

Item 22.  Annuity Payments.............................  Annuity
                                                         Provisions

Item 23.  Financial Statements.........................  Financial
                                                         Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.


                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

HOME  OFFICE:                                              VIP SERVICE CENTER:
152  West 57th Street, 18th Floor                               P.O. Box 30343
New  York,  NY  10019                                     Tampa, FL 33630-3343
(800)  542-5427                                                 (800) 774-5001

                             INDIVIDUAL IMMEDIATE
                          VARIABLE ANNUITY CONTRACTS
                                  ISSUED BY
                      PREFERRED LIFE VARIABLE ACCOUNT C
                                     AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                    MAY __, 1997


The Individual Immediate Variable Annuity Contracts (the "Contracts") described in this Prospectus provide lifetime income to the Annuitant and Joint Annuitant, if any, under the Annuity Option selected. The Annuitant is the Contract Owner. The Contract Owner selects the Annuity Option and the frequency of payment (e.g., monthly, quarterly, semi-annually, annually).

The Contracts are available for retirement plans which do not qualify for the special federal tax advantages available under the Internal Revenue Code ("Non-Qualified Contracts"). They can also be purchased as a "Qualified Contract" that is an Individual Retirement Annuity with contributions rolled-over from tax-qualified plans such as 403(b) plans, 401 plans, or IRAs.

The Contracts are acquired by the payment of a single purchase payment ("Single Purchase Payment"). The Single Purchase Payment for the Contracts will be allocated to a segregated investment account of Preferred Life Insurance Company of New York (the "Company") which account has been designated Preferred Life Variable Account C (the "Variable Account") or to the Company's Fixed Account. Any portion of the Purchase Payment selected to be allocated to the Fixed Account will temporarily be allocated to the Money Market Sub-Account on the Effective Date and will be allocated to the Fixed Account on the Annuity Calculation Date.

The Variable Account invests in shares of Franklin Valuemark Funds (the "Trust"). The Trust is a series fund with twenty-three Funds, sixteen of which are currently available in connection with the Contracts offered under this
Prospectus: the Money Market Fund, the Growth and Income Fund, the Income Securities Fund, the Mutual Shares Securities Fund, the Real Estate Securities Fund, the Rising Dividends Fund, the Templeton Global Asset Allocation Fund, the Utility Equity Fund, the Capital Growth Fund, the Mutual Discovery Securities Fund, the Small Cap Fund, the Templeton Developing Markets
Equity  Fund, the Templeton Global Growth Fund,  the  Templeton   International
Equity Fund, the Templeton International Smaller Companies Fund and the Templeton Pacific Growth Fund. See "Highlights" and "Tax Status" for a discussion of owner control of the underlying investments in a variable annuity contract.

Under certain circumstances, Contract Owners may make withdrawals after the Income Date other than the Annuity Payments they will receive under the Contract. See "Annuity Provisions - Contract Withdrawals (Liquidations)" for more information regarding the ability to make withdrawals under the Contract.

THE  CONTRACTS  ARE  NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACT IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE RETURNED WITHIN THE FREE LOOK PERIOD, THE REFUND MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENT.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the "Statement of Additional Information," which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on the last page of this Prospectus. For the Statement of Additional Information, call or write the VIP Service Center address shown above.

INQUIRIES: Any inquiries can be made by telephone or in writing to the Company at the VIP Service Center phone number or address listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS NOT AN OFFERING OF THE SECURITIES HEREIN DESCRIBED IN ANY STATE, COUNTRY OR JURISDICTION IN WHICH THE OFFERING IS UNAUTHORIZED. NO SALES REPRESENTATIVE, DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THIS PROSPECTUS MUST BE ACCOMPANIED BY OR PRECEDED BY A CURRENT PROSPECTUS FOR FRANKLIN VALUEMARK FUNDS.

This  Prospectus  and  the  Statement  of  Additional  Information  are  dated
   May 15, 1997,     and  may  be  amended  from  time  to  time.

This  Prospectus  should  be  kept  for  future  reference.

                              TABLE OF CONTENTS

                                                                    PAGE


DEFINITIONS

HIGHLIGHTS

FEE  TABLE

THE  COMPANY

THE  VARIABLE  ACCOUNT

FRANKLIN  VALUEMARK  FUNDS
General
Substitution  of  Securities
Voting    Privileges

CHARGES  AND  DEDUCTIONS
Deduction  for  Mortality  and  Expense  Risk  Charge
Deduction  for  Administrative  Expense  Charge
Deduction  for  Income  Taxes
Deduction  for  Trust  Expenses

ANNUITY  PROVISIONS
Income  Date
Annuity  Options
Contract  Withdrawals  (Liquidations)
Determination  of  Annuity  Payments

THE  CONTRACTS
Ownership
Assignment
Beneficiary
Change  of  Beneficiary
Death  of  Beneficiary
Annuitant

PROCEEDS  PAYABLE  AT  DEATH

PURCHASE  PAYMENTS  AND  CONTRACT  VALUE
Single  Purchase  Payment
Allocation  of  Single  Purchase  Payment
Contract  Value
VIP  Unit
Transfers

DISTRIBUTOR
Delay  of  Payments

ADMINISTRATION  OF  THE  CONTRACTS

PERFORMANCE  DATA
Money  Market  Sub-Account
Other  Sub-Accounts
Performance  Ranking

TAX  STATUS
General
Diversification
Multiple  Contracts
Tax  Treatment  of  Distributions  -  Non-Qualified  Contracts
Qualified  Plans
Tax  Treatment  of  Distributions  -  IRA  Contracts
Tax  Treatment  of  Assignments
Income  Tax  Withholding

FINANCIAL  STATEMENTS

LEGAL  PROCEEDINGS

APPENDIX  -  ILLUSTRATION  OF  VALUES

TABLE  OF  CONTENTS  OF  THE STATEMENT  OF  ADDITIONAL  INFORMATION




                                 DEFINITIONS

AGE  -  Age  to  the  nearest  month  unless  otherwise  specified.

ANNUITANT - The primary person upon whose continuation of life any annuity payment involving life contingencies depends. The Contract Owner is the Annuitant. See also, Joint Annuitant.

ANNUITY CALCULATION DATE - The date on which the first annuity payment is calculated which will be no more than 10 business days prior to the Income Date.

ANNUITY OPTION - An arrangement under which annuity payments are made under the Contract.

ANNUITY UNIT - An accounting unit of measure used to calculate annuity payments after the Annuity Calculation Date.

ASSUMED INVESTMENT RETURN - The investment return upon which the annuity payments in the Contract are based.

COMPANY - Preferred Life Insurance Company of New York at its VIP Service Center shown on the cover page of this Prospectus.

CONTRACT  ANNIVERSARY  - An anniversary of the Effective Date of the Contract.

CONTRACT OWNER - The person who owns the Contract as named in the Company's records. The Annuitant is the Contract Owner.

CONTRACT VALUE - The dollar value as of any Valuation Date prior to the Annuity Calculation Date of all amounts accumulated under the Contract.

EFFECTIVE DATE - The date on which the Net Purchase Payment is allocated to the Variable Account.

ELIGIBLE INVESTMENT(S) - An investment entity which can be selected by the Contract Owner to be the underlying investment of the Contract.

FIXED ACCOUNT - The Company's general investment account which contains all the assets of the Company with the exception of the Variable Account and other segregated asset accounts.

FUND - A segment of an Eligible Investment which constitutes a separate and distinct class of interests under an Eligible Investment.

INCOME DATE - The date on which annuity payments are to begin. Joint Annuitant - A person other than the Annuitant on whose life annuity payments may also be based.

JOINT OWNER - If there is more than one Contract Owner, each Contract Owner shall be a Joint Owner of the Contract. Joint Owners have equal ownership rights and must both authorize any exercising of those ownership rights unless otherwise allowed by the Company. Each Joint Owner must be either an Annuitant or Joint Annuitant.

NET ASSET VALUE - The total value of the shares of the Eligible Investment or Fund less the liabilities of the Eligible Investment or Fund held by the Sub-Account, as of the close of trading on a Valuation Date.

NON-QUALIFIED CONTRACTS - As used herein, Contracts issued under Non-Qualified Plans which do not receive favorable tax treatment under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code").

QUALIFIED CONTRACTS - As used herein, Contracts issued under Qualified Plans which receive favorable tax treatment under Section 408 of the Code.

SUB-ACCOUNT - A segment of the Variable Account. Each Sub-Account is invested in shares of a Fund of an Eligible Investment.

VALUATION DATE - The Variable Account will be valued each day that the New York Stock Exchange is open for trading, which is Monday through Friday, except for normal business holidays.

VALUATION PERIOD - The period beginning at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT - A separate investment account of the Company, designated as Preferred Life Variable Account C, in which a portion of the Company's assets has been allocated for the Contracts and certain other contracts.

VIP UNIT - An accounting unit of measure used to calculate the Contract Value prior to the Annuity Calculation Date.


                                  HIGHLIGHTS

Purchase Payments for the Contracts will be allocated to a segregated investment account of Preferred Life Insurance Company of New York (the "Company") which has been designated Preferred Life Variable Account C (the "Variable Account") or to the Company's Fixed Account. Any portion of the Purchase Payment to be allocated to the Fixed Account will temporarily be allocated to the Money Market Sub-Account on the Effective Date and then will be allocated to the Fixed Account on the Annuity Calculation Date.

The Variable Account invests in shares of Franklin Valuemark Funds (the "Trust"). (See "Franklin Valuemark Funds.") CONTRACT OWNERS BEAR THE
INVESTMENT  RISK  FOR  ALL  AMOUNTS  ALLOCATED  TO  THE  VARIABLE  ACCOUNT.

The Contract may be returned within 10 days after it is received (the "Free-Look Period"). It can be mailed or delivered to either the Company or the agent who sold it. Return of the Contract by mail is effective on being postmarked, properly addressed and postage prepaid. The returned Contract will be treated as if the Company had never issued it. The Company will promptly refund the net amount allocated to the Variable Account modified for investment experience plus any taxes deducted less any benefits paid. This may be more or less than the Single Purchase Payment. Once the Free-Look Period expires, under certain circumstances, Contract Owners may make withdrawals after the Income Date other than the Annuity Payments they will receive under the Contract. See "Annuity Provisions - Contract Withdrawals (Liquidations)" for more information regarding the ability to make withdrawals under the Contract. The Company has the right to allocate the Single Purchase Payment to the Money Market Sub-Account until the expiration of the Free-Look Period. If the Company does so allocate the Single Purchase Payment, it will refund the Single Purchase Payment, less any benefits paid. It is the Company's current practice to directly allocate the Single Purchase Payment to the Sub-Account(s) (see "Purchase Payments and Contract Value - Allocation of Purchase Payment") designated by the Contract Owner.

There is a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. This charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge.")

There is an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account. This charge compensates the Company for costs associated with the administration of the Contracts and the Variable Account. (See "Charges and Deductions - Deduction for Administrative Expense Charge.")

Under certain circumstances, there is a ten percent (10%) federal income tax penalty that may be applied to the income portion of any distribution from the Contracts. (See "Tax Status - Tax Treatment of Distributions - Non-Qualified Contracts" and "Tax Status - Tax Treatment of Distributions - IRA Contracts.") For a further discussion of the taxation of the Contracts, see "Tax Status."

The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract. The issuance of such guidelines may require the Company to impose limitations on a Contract Owner's right to control the investments. It is not known whether any such guidelines would have a retroactive effect (see "Tax Status - Diversification").

The Company offers deferred variable annuity contracts but does not permit exchange of those contracts for the Contracts offered by this Prospectus.

Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment
Company Act of 1940, as amended. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                 PREFERRED LIFE VARIABLE ACCOUNT C FEE TABLE

CONTRACT  OWNER  TRANSACTION  FEES                        None

VARIABLE  ACCOUNT  ANNUAL  EXPENSES
(as  a  percentage  of  average  account  value)

Mortality  and  Expense  Risk  Charge.....................        1.25%
Administrative Expense Charge.........................             .15%
                                                                --------
Total  Variable  Account  Annual  Expenses................        1.40%


The effects of the charges shown above are reflected in the illustrations of annuity income contained in the Appendix on Page __. The illustrations are intended to assist the purchaser in assessing the effects of these charges and the effect of investment performance on the amount of variable annuity income.

FRANKLIN  VALUEMARK  FUNDS'  ANNUAL  EXPENSES
(as  a  percentage  of  Franklin  Valuemark  Funds'  average  net  assets).

The Management and Fund Administration Fees for each Fund are based on a percentage of that Fund's net assets under management. See "Franklin Valuemark Funds" in this Prospectus and "Management" in the Trust prospectus.

The "Management and Fund Administration Fees" below include investment advisory and other management and administrative fees not included as "Other Expenses" that were paid to the Managers and Fund Administrators by each Fund for the 1996 calendar year except for newer Funds without a full year of operations as of December 31, 1996 (see explanatory footnotes below). The purpose of the Table is to assist the Contract Owner in understanding the various costs and expenses of investing, directly or indirectly, in the contract.

                                                MANAGEMENT
                                                AND FUND                    TOTAL
                                                ADMINISTRATION   OTHER      ANNUAL
                                                FEES(1)          EXPENSES   EXPENSES
                                                ---------------  ---------  ---------

Money Market Fund(2)....................                  0.51%      0.02%      0.53%
Growth and Income Fund..................                  0.48%      0.02%      0.50%
Real Estate Securities Fund.............                  0.55%      0.02%      0.57%
Utility Equity Fund.....................                  0.47%      0.03%      0.50%
Income Securities Fund..................                  0.47%      0.03%      0.50%
Rising Dividends Fund...................                  0.75%      0.01%      0.76%
Templeton International Equity Fund.....                  0.81%      0.08%      0.89%
Templeton Pacific Growth Fund...........                  0.89%      0.10%      0.99%
Templeton Global Growth Fund.............                 0.88%      0.05%      0.93%
Templeton Developing Markets Equity
    Fund................................                  1.25%      0.24%      1.49%
Templeton Global Asset Allocation
    Fund................................                  0.80%      0.06%      0.86%
Small Cap Fund..........................                  0.75%      0.02%      0.77%
Templeton International Smaller
   Companies Fund(3).......................               1.00%      0.16%      1.16%
Capital Growth Fund(3)..................                  0.75%      0.02%      0.77%
Mutual Discovery Securities Fund(4).....                  0.95%      0.10%      1.05%
Mutual Shares Securities Fund(4)........                  0.75%      0.10%      0.85%


(1)    The Fund Administration Fee is a direct expense for the Templeton Global Asset
Allocation  Fund,  the  Templeton  International  Smaller  Companies Fund, the Mutual
Discovery  Securities  Fund  and  the  Mutual  Shares  Securities  Fund;  other
Funds  pay  for  similar  services  indirectly  through  the  Management  Fee.  See
"Management" in the Trust Prospectus for further information regarding Management and
Fund  Administration  Fees.

(2)  Franklin  Advisers,  Inc. agreed in advance to waive a portion of its Management
Fee  and  to make certain payments to reduce expenses of the Money Market Fund during
1996  and  is  currently continuing this arrangement in 1997. This arrangement may be terminated  at any time. With this reduction, actual Management Fees and Total Annual
Expenses  of the Money Market Fund for 1996 were 0.41% and 0.43%, respectively of the average  daily  net  assets  of  the  Fund.



(3)  The  Templeton  International Smaller Companies Fund and the Capital Growth Fund
commenced  operations  May 1, 1996. The expenses shown are estimated expenses for the
Funds  for  1997.

(4)  The  Mutual  Discovery  Securities  Fund  and  the Mutual Shares Securities Fund
commenced  operations November 8, 1996. The expenses shown are estimated expenses for the  Funds  for  1997.


                                 THE COMPANY

Preferred Life Insurance Company of New York (the "Company") is a stock life insurance company organized under the laws of the State of New York. The Company is a wholly-owned subsidiary of Allianz Life Insurance Company of North America ("Allianz Life"). Allianz Life is headquartered in Minneapolis, Minnesota. The Company is authorized to do direct business in six states, including New York. The Company offers group life, group accident and health insurance and variable annuity products.

NALAC Financial Plans, LLC is an affiliate of the Company. It provides marketing services for the Company and is the principal underwriter of the Contracts. NALAC Financial Plans, LLC is reimbursed for expenses incurred in the distribution of the Contracts.

Administration  for  the  Contract  is  provided  at the Company's VIP Service
Center:  P.O.  Box  30343,  Tampa,  FL  33630-3343,  (800)  774-5001.

                             THE VARIABLE ACCOUNT

The Variable Account was established pursuant to a resolution of the Board of Directors on February 26, 1988. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

The assets of the Variable Account are the property of the Company. However, the assets of the Variable Account equal to the reserves, and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general corporate obligations.

The Variable Account meets the definition of a "separate account" under the federal securities laws.

The Variable Account is divided into Sub-Accounts with the assets of each Sub-Account invested in one of the Funds of Franklin Valuemark Funds.

                           FRANKLIN VALUEMARK FUNDS

SIXTEEN OF THE TWENTY-THREE FUNDS CURRENTLY AVAILABLE CONSTITUTING THE FRANKLIN VALUEMARK FUNDS ARE AVAILABLE UNDER THE CONTRACTS DESCRIBED IN THIS PROSPECTUS. Franklin Valuemark Funds (the "Trust") is an open-end management investment company registered under the 1940 Act. The investment objectives of each Fund and a discussion of potential risks are found in the accompanying prospectus for the Trust, which is included with this Prospectus.

PURCHASERS SHOULD READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS FOR THE TRUST CAREFULLY BEFORE INVESTING.

Franklin Advisers, Inc., serves as each Fund's (except the Rising Dividends Fund, the Templeton Global Growth Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund) investment manager. The investment manager for the Templeton Global Growth Fund and the Templeton Global Asset Allocation Fund is Templeton Global Advisors Limited. The investment manager for the Templeton Developing Markets Equity Fund is Templeton Asset Management Ltd. The investment manager for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. The investment manager for the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund is Franklin Mutual Advisers, Inc. Franklin Advisory Services, Inc. is the investment manager for the Rising Dividends Fund. All investment managers, advisers and subadvisers are referred to collectively as "Managers."

The Managers are direct or indirect wholly-owned subsidiaries of Franklin Resources, Inc., a publicly-owned holding company. The Managers, subject to the overall policies, control, direction, and review of the Board of Trustees of the Trust, are responsible for recommending and providing advice with respect to each Fund's investments, and for determining which securities will be purchased, retained or sold as well as for execution of portfolio transactions. Certain Managers have retained one or more subadvisers.

Franklin Templeton Services, Inc. ("Fund Administrator"), provides certain administrative facilities and services for the Funds.

Franklin Templeton Investor Services, Inc., also a wholly-owned subsidiary of Franklin Resources, Inc., maintains the records of the Trust's shareholder accounts, processes purchases and redemptions of shares, and serves as each Fund's dividend paying agent.

THE  FOLLOWING  FUNDS  ARE  AVAILABLE:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME
     Money  Market  Fund

FUNDS  SEEKING  GROWTH  AND  INCOME
     Growth  and  Income  Fund
     Income  Securities  Fund
     Mutual  Shares  Securities  Fund
        Real Estate Securities Fund
     Rising  Dividends  Fund
     Templeton  Global  Asset  Allocation  Fund
     Utility  Equity  Fund

FUNDS  SEEKING  CAPITAL  GROWTH
     Capital  Growth  Fund
     Mutual  Discovery  Securities  Fund
     Small  Cap  Fund
     Templeton  Developing  Markets  Equity  Fund
     Templeton  Global  Growth  Fund
     Templeton  International  Equity  Fund
     Templeton  International  Smaller  Companies  Fund
     Templeton  Pacific  Growth  Fund

GENERAL

There is no assurance that the investment objectives of any of the Funds will be met. Contract Owners bear the complete investment risk.

Additional Funds and/or additional Eligible Investments may, from time to time, be made available as investments to underlie the Contract. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by the Company. (See "Purchase Payments and Contract Value Allocation of Purchase Payment.")

SUBSTITUTION  OF  SECURITIES

If the shares of any Fund of the Trust should no longer be available for investment by the Variable Account or if, in the judgment of the Company, the substitution of shares of any Fund for another would be in the best interests of Contract Owners in view of the purpose of the Contract, the Company may substitute shares of another Eligible Investment (or Fund within the Trust). No substitution of securities in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

VOTING    PRIVILEGES

In accordance with its view of present applicable law, the Company will vote the shares of the Trust held in the Variable Account at special meetings of the shareholders of the Trust in accordance with instructions received from persons having the voting interest in the Variable Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Trust does not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to the meeting of the Trust. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

Trust shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of the Company and its affiliates. The Trust does not foresee any disadvantage to Contract Owners arising out of the fact that the Trust may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in the Trust. This might force the Trust to sell portfolio securities at disadvantageous prices.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from the Single Purchase Payment and the Variable Account. These charges and deductions are:

DEDUCTION  FOR  MORTALITY  AND  EXPENSE  RISK  CHARGE

The Company deducts on each Valuation Date a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments for the life of the Annuitant in accordance with annuity rates guaranteed in the Contracts. The expense risk assumed by the Company is that all actual EXPENSES involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, and the costs of other services may exceed the amount recovered from the Administrative Expense Charge.

The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

The Mortality and Expense Risk Charge is assessed both before and after the Income Date. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve a life contingency even though it no longer bears any mortality risk on such payment obligation.

DEDUCTION  FOR  ADMINISTRATIVE  EXPENSE  CHARGE

The Company deducts on each Valuation Date an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account. This charge is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts and the Variable Account. These expenses include, but are not limited to: preparation of the Contracts, confirmations, annual reports and statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract servicing, and all accounting, valuation, regulatory and reporting requirements.

DEDUCTION  FOR  INCOME  TAXES

While the Company is not currently maintaining a provision for federal income taxes, the Company has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient.

DEDUCTION  FOR  TRUST  EXPENSES

There are other deductions from the assets of Franklin Valuemark Funds, for operating expenses (including management fees) which are described in the accompanying Trust Prospectus.

                              ANNUITY PROVISIONS

INCOME  DATE

The Income Date is the date on which annuity payments begin. The Contract Owner selects an Income Date at the time of issue. The Income Date must be the first or fifteenth day of a calendar month and not later than 60 days from the Effective Date.

ANNUITY  OPTIONS

The Contract provides for an Annuity under any of the Annuity Options described below, provided the Annuitant or any Joint Annuitant is alive on the Income Date. Except for Annuity Option 6, once selected the Option is irrevocable. The amount of each payment depends upon the Annuity Option chosen and for Annuity Options 1-5, the Annuitant's and any Joint Annuitant's Age on the Annuity Calculation Date. Annuity payments from the Variable Account will vary with the investment experience of the Sub-Accounts and may be either higher or lower than the first payment. Annuity payments from the Fixed Account will be equal payments unless otherwise specified by the Annuity Option selected. Annuity payments may come from the Fixed and/or Variable Account under all Annuity options (except annuity payments under Option 6 may only come from the Variable Account).

The  Annuity  Options  currently  available  are:

     OPTION 1 - LIFE ANNUITY. Monthly annuity payments are paid during the life of the Annuitant ceasing with the last annuity payment due prior to the Annuitant's death.

     OPTION 2 - LIFE ANNUITY WITH 60, 120, 180, OR 240 MONTHLY PAYMENTS GUARANTEED. Monthly annuity payments are paid during the life of an Annuitant with a guarantee that if, at the Annuitant's death, annuity payments have been made for less than a 60, 120, 180 or 240 month period as elected, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the guaranteed period. The Beneficiary may elect to have the present value (determined as set forth in the Contract) of the guaranteed annuity payments remaining commuted and paid in a lump sum, less the applicable commutation fee of 5% of the proceeds in Contract Years 1 and 2 reducing by 1% per year until it is 1% for Contract Year 6 and thereafter (subject to applicable state law and regulation). Variable payments will be commuted at the Assumed Investment Return. Fixed payments will be commuted using an indexed rate. The Company will require the return of the Contract and proof of death prior to the payment of any commuted values.

     OPTION 3 - JOINT AND LAST SURVIVOR ANNUITY. Monthly annuity payments are paid during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of the Annuitant, if the Joint Annuitant is then living, payments will be paid thereafter during the remaining lifetime of the Joint Annuitant at a level of 100%, 75% or 50% of the original level as elected. Monthly payments cease with the final annuity payment due prior to the survivor's death.

     OPTION 4 - JOINT AND LAST SURVIVOR ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS GUARANTEED. Monthly annuity payments are paid during the joint lifetime of the Annuitant and the Joint Annuitant. Monthly payments are paid thereafter during the remaining lifetime of the Joint Annuitant at 100% of the original level. If, after the death of both the Annuitant and the Joint Annuitant, annuity payments have been made for less than a 60, 120, 180 or 240 month period as elected, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the guaranteed period. The Beneficiary may elect to have the present value (determined as set forth in the Contract) of the guaranteed annuity payments remaining commuted and paid in a lump sum, less the applicable commutation fee of 5% of the proceeds in Contract Years 1 and 2 reducing by 1% per year until it is 1% for Contract Year 6 and thereafter (subject to applicable state law and regulation). Variable payments will be commuted at the Assumed Investment Return. Fixed payments will be commuted using an indexed rate. The Company will require the return of the Contract and proof of death prior to the payment of any commuted values.

     OPTION 5 - REFUND LIFE ANNUITY. Monthly annuity payments are paid during the life of the Annuitant ceasing with the last annuity payment due prior to the Annuitant's death with a guarantee that, at the Annuitant's death, the Beneficiary will receive a single cash payment (refund) equal to the sum of (a) and (b) (if positive), where (a) is the dollar value of the number of Annuity Units equal to the total Annuity Units purchased in the Variable Account on the Effective Date, minus the total number of Annuity Units which have been transferred to the Fixed Account or paid as annuity payments; and (b) is the dollar value of the portion of the Net Purchase Payment allocated to the Fixed Account, plus the amounts transferred from the Variable Account to the Fixed Account, minus the sum of the annuity payments made from the Fixed Account. This calculation assumes that the allocation of Annuity Units actually in force at the time of the Annuitant's death had been the allocation of Annuity Units at issue and at all times thereafter.

OPTION 6 - SPECIFIED PERIOD CERTAIN ANNUITY. Monthly annuity payments are paid for a specified period of time. The Specified Period Certain is elected by the Contract Owner and must be specified as a whole number of years from 5 to 30. If at the time of the last death of the Annuitant and any Joint Annuitant, the annuity payments actually made have been for less than the Specified Period Certain, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the Specified Period Certain. Option 6 is only available when the entire annuity payment is allocated to the Variable Account. OPTION 6 IS NOT AVAILABLE UNTIL APPROVED BY THE NEW YORK INSURANCE DEPARTMENT.

After the first Contract Anniversary, an Option 6 payout can be exchanged for a life contingent payout (Options 1-5) if the Total Withdrawal Value is at least $25,000 and in the case of a Non-Qualified Contract the Contract Owner has attained age 59 1/2 and in the case of a Qualified Contract the exchange is made after the later of the Contract Owner attaining age 59 1/2 or 5 years from the date of the first annuity payment, and prior to the year in which the Contract Owner reaches age 70 1/2. The annuity purchase rates used will be those that were in effect as of the original Effective Date of the Option 6 Contract. A new Contract will be exchanged for the existing Contract which must be returned to the Company. The Contract Owner/Annuitant and Joint Annuitant, if any, must be the same under both Contracts.

CONTRACT  WITHDRAWALS  (LIQUIDATIONS)

Annuity  Options  2  and  4

If the Contract Owner has selected Annuity Option 2 or 4 and has a portion of the annuity payments coming from the Variable Account, partial withdrawals from the Contract may be made after the first Contract Year as follows. During the lifetime of the Annuitant(s) and while the number of annuity payments made is less than the guaranteed number of payments elected, the Contract Owner may once each Contract Year request a withdrawal representing a partial liquidation of the Total Withdrawal Value. The Total Withdrawal Value is equal to the present value of the remaining guaranteed annuity payments from the Variable Account, to the end of the period certain, commuted at the Assumed Investment Return less a commutation fee of 5% of the amount withdrawn in Contract Year 2 and reducing by 1% per year until it is 1% for Contract Year 6 and thereafter. The commutation fee is a charge collected by the Company equal to a percentage of the Total Withdrawal Value liquidated. Partial liquidations will be processed on the next Annuity Calculation Date following the Contract Owner's written request. After a partial liquidation, the subsequent monthly annuity payment during the guaranteed period certain originating from the Variable Account will be reduced by the percentage of the variable portion of the Total Withdrawal Value liquidated, including the commutation fee. After the guaranteed number of payments has been paid, the number of Annuity Units used in calculating the monthly payments will be restored to their original value as if no liquidations had taken place. The total amount allowed to be liquidated as a cumulative percentage of the Total Withdrawal Value cannot exceed 25% of the Total Withdrawal Value. The minimum allowable partial liquidation is the lesser of $2,500 or the remaining portion of the Total Withdrawal Value available to be liquidated. PARTIAL WITHDRAWALS ARE NOT AVAILABLE UNTIL APPROVED BY THE NEW YORK INSURANCE DEPARTMENT.

Annuity  Option  6

If the Contract Owner has selected Annuity Option 6, withdrawals from the Contract may be made as follows. A withdrawal may be made at least once per Contract Year up to the Total Withdrawal Value in the Contract. The Total Withdrawal Value is equal to the present value of the remaining annuity payments, to the end of the Specified Period Certain, commuted at the Assumed Investment Return, less a commutation fee of 1% of the amount withdrawn in the first Contract Year. The Company reserves the right to restrict the amount of a partial withdrawal to a minimum of $2,500. The Company may require a complete withdrawal if the remaining Total Withdrawal Value after a requested partial withdrawal would be less than $35,000. Partial withdrawals will be processed on the next Annuity Calculation Date following the Contract Owner's written request. The Company will require the return of the Contract prior to the payment of the entire commuted value.

See "Tax Status - Tax Treatment of Distributions - Non-Qualified Contracts" and "Tax Status - Tax Treatment of Distributions - IRA Contracts" for a discussion of the tax treatment of withdrawals from the Contracts.

DETERMINATION  OF     VARIABLE      ANNUITY  PAYMENTS

On the Annuity Calculation Date, a fixed number of Annuity Units will be purchased, determined as follows:

The first annuity payment is equal to the Contract Value allocated to the Variable Account divided first by $1,000 and then multiplied by the appropriate annuity payment amount for each $1,000 of value for the Annuity Option selected. In each Sub-Account the fixed number of Annuity Units is determined by dividing the amount of the initial annuity payment determined for each Sub-Account by the Annuity Unit value on the Annuity Calculation Date. Thereafter, the number of Annuity Units in each Sub-Account remains unchanged unless the Contract Owner elects to transfer between Sub-Accounts. All calculations will appropriately reflect the annuity payment frequency selected.

On each subsequent annuity payment date, the total annuity payment is the sum of the annuity payments determined for each Sub-Account. The annuity payment in each Sub-Account is determined by multiplying the number of Annuity Units then allocated to such Sub-Account by the Annuity Unit value for that Sub-Account. See the Statement of Additional Information for a more detailed discussion on how Annuity Units are valued.

For each Sub-Account, the value of an Annuity Unit was initially set arbitrarily. On each subsequent Valuation Date the value of an Annuity Unit is determined in the following way:

FIRST: The Net Investment Factor is determined by dividing (a) by (b) and adding (c) to the result, where:


     a. is the net increase or decrease in the Net Asset Value per share of the Fund (or other Eligible Investment) plus the per share amount of any dividend or capital gain distribution paid by the Fund (or Eligible Investment) during the Valuation Period, plus or minus a per share charge or credit for any taxes incurred by or reserved for in the Sub-Account as of the end of the current Valuation Period which the Company determines to have resulted from maintenance of the Sub-Account; and

     b.  is  the  Net  Asset  Value  per  share of the Fund (or other Eligible
Investment) at the beginning of the Valuation Period, plus or minus a per share charge or credit for any taxes incurred by or reserved for in the Sub-Account as of the end of the immediately preceding Valuation Period which the Company determines to have resulted from maintenance of the Sub-Account; and

     c. is the net result of 1.000 less the Valuation Period deduction for the charges to the Sub-Account.

The  Net  Investment  Factor  may  be  more  or  less  than  one.

SECOND:  The  value  of  an  Annuity  Unit  for  a Valuation Date is equal to:

     a.   the value of the Annuity Unit on the immediately preceding Valuation
          Date;

     b. multiplied by the Net Investment Factor for the Valuation Period ending on the current Valuation Date;

     c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. For example, with a 5% Assumed Investment Return, the Assumed Net Investment Factor for a one-year Valuation Period would be 1.05. For a one-day Valuation Period, the Assumed Net Investment Factor would be 1.00013368062.

The Assumed Investment Return is the investment return upon which annuity payments are based. Income will increase from one annuity Income Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return and will decrease if the annualized net rate of return is less than the Assumed Investment Return.

A Contract Owner may choose either a 5% or a 3% Assumed Investment Return. If the Contract Owner does not choose one, the 5% Assumed Investment Return automatically applies. Choosing the 5% Assumed Investment Return instead of the 3% Assumed Investment Return will result in a higher initial amount of income, but income will increase more slowly during periods of good investment performance of the Trust and decrease more rapidly during periods of poor investment performance.

The  variable annuity benefits provided for under the Contract are based upon:
(a) the 1983(a) Blended Unisex Mortality Table with 50% female content, projected to the year 2000 with Projection Scale G; (b) the Assumed Investment Return, and (c) any applicable taxes.

DETERMINATION OF FIXED ANNUITY PAYMENTS

On the Annuity Calculation Date, a stream of annuity payments is purchased. The amount of the fixed annuity payment will be the value in the Contract allocated to the Fixed Account, divided by $1,000, then multiplied by the appropriate factor for the Annuity Option selected.


                                THE CONTRACTS

OWNERSHIP

The Annuitant is the Contract Owner. The Contract Owner exercises all the rights of the Contract, subject to the rights of (1) any assignee under an assignment filed with the Company's VIP Service Center, and (2) any irrevocably named Beneficiary.

Upon the death of the Contract Owner, the Joint Annuitant, if not already a Joint Owner, will become the Contract Owner. On or after the Income Date, if there is no Joint Annuitant or upon the death of the Joint Annuitant, the Beneficiary(ies) become the Owner(s) of their respective shares.

If the Contract Owner dies before the Income Date and there is no Joint Annuitant, the Contract will be treated as if it had never been issued and the Company will return the Single Purchase Payment to the Contract Owner's estate.

ASSIGNMENT

The Contract Owner may assign the Contract. A copy of any assignment must be filed with the Company's VIP Service Center. The Company is not responsible for the validity of any assignment. If the Contract is assigned, the Contract Owner's rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments the Company may make or actions it may take before such assignment has been recorded at its VIP Service Center.

If the Contract is issued pursuant to a qualified plan, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

BENEFICIARY

One or more Beneficiaries and/or Contingent Beneficiaries are named by the Contract Owner and are entitled to receive any death benefits to be paid.

CHANGE  OF  BENEFICIARY

The Contract Owner may change a Beneficiary or Contingent Beneficiary by filing a written request with the Company at its VIP Service Center unless an irrevocable Beneficiary designation was previously filed. After the change is recorded, it will take effect as of the date the request was signed. If the request reaches the VIP Service Center after the Contract Owner dies but before any payment to a Beneficiary is made, the change will be valid. The Company will not be liable for any payment made or action taken before it records the change.

DEATH  OF  BENEFICIARY

Unless the Contract Owner provided otherwise, any amount payable after his/her death and that of any Joint Annuitant will be payable:

     (1)  in  respective  shares  to  such Beneficiaries as are then living;

     (2) if no Beneficiary is then living, payment will be made in respective shares to such Contingent Beneficiaries as are then living;

     (3) if no Beneficiary or Contingent Beneficiary is then living, payment will be made to the Contract Owner's estate.

ANNUITANT

The Annuitant is the primary person upon whose continuation of life any annuity payment involving life contingencies depends. The Contract Owner is the Annuitant. A Joint Annuitant is a person other than the Annuitant on whose life annuity payments may also be based. The Annuitant, and any Joint Annuitant, must be a natural person.


                          PROCEEDS PAYABLE AT DEATH

If the Contract Owner dies before the Income Date and there is no Joint Annuitant, the Contract will be treated as if it had never been issued and the Company will return the Single Purchase Payment to the Contract Owner's estate.

If the Contract Owner has chosen either Option 3, Option 4 or Option 6 with a Joint Annuitant and either the Contract Owner or the Joint Annuitant dies before the Income Date, the Annuity Option will be changed to Option 2 with 120 monthly payments guaranteed. If the life expectancy of the survivor is less than 120 months, the period of guaranteed payments will be 60 months. If the Contract Owner or Joint Annuitant die on or after the Income Date, the death benefit, if any, will be payable under the selected Annuity Option. The Company will require proof of death.


                     PURCHASE PAYMENTS AND CONTRACT VALUE

SINGLE  PURCHASE  PAYMENT

The Single Purchase Payment is paid to the Company at its VIP Service Center. The minimum purchase payment the Company will accept is $35,000. Contract Owners can acquire more than one Contract and the Single Purchase Payment for each need not be $35,000 if the average purchase payment for each Contract is $35,000 or more.

ALLOCATION  OF  SINGLE  PURCHASE  PAYMENT

The Single Purchase Payment is allocated to one or more of the Sub-Accounts of the Variable Account on the Effective Date. Any portion of the Net Purchase Payment selected to be allocated to the Fixed Account will temporarily be allocated to the Money Market Sub-Account on the Effective Date and will be allocated to the Fixed Account on the Annuity Calculation Date. The requested allocation to each Sub-Account is made in percentages of the Single Purchase Payment. Whole percentages must be used and each must be at least 10%. The Company has the right to allocate the Single Purchase Payment to the Money Market Sub-Account until the expiration of the Free-Look Period. Thereafter, the allocations will be made to one or more of the Sub-Accounts as selected by the Contract Owner. The Company reserves the right to limit the number of Sub-Accounts that a Contract Owner may invest in at any one time. Currently, the Contract Owner may select up to ten Sub-Accounts.

When all forms required to issue the Contract are received and in good order, the Company will apply the Single Purchase Payment to the Variable Account and credit the Contract with VIP Units within two business days of receipt.

In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). The Company requires proof, satisfactory to it, of the Age of the Annuitant and any Joint Annuitant. The Company will not issue a Contract if either the Annuitant or the Joint Annuitant are over Age 90. If the required forms for the Contract are not in good order, the Company will attempt to get them in good order or the Company will return the form(s) and the purchase payment within five business days. The Company will not retain the Single Purchase Payment for more than five business days while processing incomplete forms unless it has been so authorized by the purchaser.

CONTRACT  VALUE

The Purchase Payment is allocated among the various Sub-Accounts within the Variable Account. For each Sub-Account, the Purchase Payment is converted into VIP Units. The Contract Value on or before the Annuity Calculation Date is the sum of the values for the Contract within each Sub-Account. The value within each Sub-Account is determined by multiplying the number of VIP Units attributable to the Contract in the Sub-Account by the VIP Unit value for the Sub-Account. On the Annuity Calculation Date, the Contract Value is converted to annuity payments. After the Annuity Calculation Date, there is no Contract Value.

VIP  UNIT

When the Purchase Payment is allocated to the Variable Account, the amount allocated to each Sub-Account is converted to VIP Units. The number of VIP Units credited to each Sub-Account is determined by dividing the portion of the Purchase Payment that is allocated to the Sub-Account by the value of the VIP Unit for the Sub-Account as of the Effective Date. The VIP Unit value for each Sub-Account was arbitrarily set initially. The VIP Unit value for any later Valuation Period on or before the Annuity Calculation Date is determined by subtracting (b) from (a) and dividing the result by (c) where:

     a.  is  the  net  result  of

         1) the assets of the Sub-Account attributable to VIP Units (i.e., the aggregate value of the underlying Eligible Investments held at the end of such Valuation Period); plus or minus

         2) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation of the Sub-Account;


     b. is the cumulative unpaid charge for the Mortality and Expense Risk Charge and for the Administrative Expense Charge (See "Charges and Deductions"); and

     c. is the number of VIP Units outstanding at the end of such Valuation Period.

The VIP Unit value may increase or decrease from Valuation Period to Valuation Period.

TRANSFERS

The Contract Owner may transfer all or part of the Contract Owner's interest in a Sub-Account to another Sub-Account without the imposition of any fee or charge. No transfers may take place from the Fixed Account to the Variable Account.

Neither the Variable Account nor the Trust is designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Fund and may be refused. Accounts under common ownership or control may be aggregated for purposes of transfer limits. In coordination with the Trust, the Company reserves the right to restrict the transfer privilege or reject any specific purchase payment allocation request for any person whose transactions seem to follow a timing pattern.

All  transfers  are  subject  to  the  following:

    a. no partial transfer will be made if it would result in any selected Sub-Account or the Fixed Account providing less than 10% of the benefits under the Contract.

    b. transfers will be effected during the Valuation Period next following receipt by the Company of a written transfer request (or by telephone, if authorized) containing all required information. No transfers may occur until the end of the Free-Look Period. (See "Highlights.")

    c. any transfer direction must clearly specify the new allocation percentage(s) and the Sub- Accounts and/or the Fixed Account which are to be re-allocated.

    d. at least one allocation to the Fixed Account is permitted. Both the initial allocation to the Fixed Account and each transfer to the Fixed Account will be treated as an allocation.

    e. the Company reserves the right to limit the number of transfers among Sub-Accounts to not fewer than 6 transfers per calendar year. The Company also reserves the right at any time and without prior notice to any party to modify the transfer provisions described above, subject to applicable state law and regulation.

A Contract Owner may elect to make transfers by telephone. To elect this option the Contract Owner must do so in writing to the Company. If there are Joint Owners, unless the Company is informed to the contrary, instructions will be accepted from either one of the Joint Owners. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company tape records all telephone instructions.

                                 DISTRIBUTOR

NALAC Financial Plans, LLC ("NFP"), 1750 Hennepin Avenue, Minneapolis, Minnesota, acts as the distributor of the Contracts. NFP is an affiliate of the Company. The Contracts are offered on a continuous basis. NFP has subcontracted with Franklin Advisers, Inc. ("Advisers") for it and/or certain of its affiliates to provide certain marketing support services and NFP compensates these entities for their services. Commissions and expense reimbursements will be paid to broker-dealers who sell the Contracts.
Broker-dealers will be paid commissions at the time of purchase up to 4% of the Single Purchase Payment.

DELAY  OF  PAYMENTS

The Company reserves the right to suspend or postpone payments for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.  trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.
The applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in 2 and 3 exist.

The Company reserves the right to postpone withdrawals from the Fixed Account for a period up to six months.


                       ADMINISTRATION OF THE CONTRACTS

While the Company has primary responsibility for all administration of the Contracts, it has retained the services of Templeton Funds Annuity Company ("TFAC" or "VIP Service Center") pursuant to an Administration Agreement. Such administrative services include issuance of the Contracts and maintenance of Contract Owners' records. The Company pays all fees and charges of TFAC. TFAC is an indirect wholly-owned subsidiary of Franklin Resources, Inc. which is also the ultimate parent of all Managers to the Trust. TFAC will enter into a reinsurance agreement with the Company with respect to certain risks under the Contracts.


                               PERFORMANCE DATA

MONEY  MARKET  SUB-ACCOUNT

From time to time, the Company or NFP may advertise the "yield" and "effective yield" of the Money Market Sub-Account. Both yield figures will be based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Sub-Account refers to the income generated by Contract Values in the Money Market Sub-Account over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Values in the Money Market Sub-Account. The "effective yield" is calculated similarly but, when annualized, the income earned by Contract Values in the Money Market Sub-Account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. The computation of the yield calculation includes a deduction for the Mortality and Expense Risk Charge and Administrative Expense Charge.

OTHER  SUB-ACCOUNTS

From time to time, the Company or NFP may publish the current yields and total returns of the other Sub-Accounts in sales literature, advertisements and communications to Contract Owners. The current yield for each Sub-Account will be calculated by dividing the annualization of the interest income earned by the underlying Fund during a recent 30-day period by the maximum VIP Unit value at the end of such period. Total return information will include the Sub-Account's average annual total return over the most recent four calendar quarters, the period from the Sub-Account's inception of operations, and, for Sub-Accounts in existence for five years or more, for five years. The average annual total return is based upon the value of the VIP Units acquired through a hypothetical $1,000 investment of the VIP Unit value at the beginning of the specified period and the value of the VIP Unit at the end of such period, assuming reinvestment of all distributions and the deduction of the Mortality and Expense Risk Charge and the Administrative Expense Charge. Each Sub-Account may also advertise cumulative and total return information over different periods of time.

The Company or NFP may, in addition, advertise or present yield or total return performance information computed on a different basis, or for the Funds. Contract Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of a Sub-Account's current yield or total return for any prior period should not be considered as a representation of what an investment may earn or what a Contract Owner's yield or total return may be in any future period.

Hypothetical performance illustrations for a hypothetical contract may be prepared for sales literature or advertisements. See "Calculation of Performance Data" in the Statement of Additional Information.

PERFORMANCE  RANKING

The performance of each or all of the Sub-Accounts of the Variable Account may be compared in its advertising and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds with investment objectives similar to each of the Sub-Accounts of the Variable Account or indices. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger and Morningstar.


                                  TAX STATUS

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected.

For annuity payments, the portion of a payment includable in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." The Company intends that all Funds of the Trust underlying the Contracts will be managed by the Managers for the Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Variable Account will cause the Contract Owner to be treated as the owner of the assets of the Variable Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Variable Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Variable Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE  CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that no inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

TAX  TREATMENT  OF  DISTRIBUTIONS  -  NON-QUALIFIED  CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose
disability is as defined in Section 72(m)(7) of the Code); d)        in a
series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his Beneficiary; (e) as an annuity payment under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions -IRA Contracts.")

The availability of total or partial withdrawals from an immediate annuity is not expressly provided for in the Code or Treasury Regulations. The only tax guidance currently available for such issue is a Private Letter Ruling holding that the right to make withdrawals does not prevent a contract from qualifying as an immediate annuity. However, the Private Letter Ruling does not address the issue of whether the making of a withdrawal would adversely affect the favorable tax treatment of annuity payments made before or after such partial withdrawal because of the requirement that all immediate annuity payments must be "substantially equal". The loss of favorable tax treatment would mean that the income portion of each annuity payment received prior to the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applies. While the Company currently believes that such withdrawals will not adversely affect the favorable tax treatment of annuity payments received before or after a withdrawal and the Company intends to perform its tax reporting functions accordingly, there can be no assurance that the Internal Revenue Service will not take a contrary position. Contract Owners should obtain competent tax advice prior to making a partial or total withdrawal.

QUALIFIED  PLANS

The Contracts offered by this Prospectus may also be used with a plan qualified under Section 408(b) of the Code ("IRA Contracts"). Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under an IRA Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of IRA Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding IRA Contracts are very complex and will have differing applications depending on individual facts and circumstances.
Each purchaser should obtain competent tax advice prior to purchasing IRA Contracts.

IRA Contracts include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, IRA Contracts are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from IRA Contracts. (See "Tax Treatment of Distributions - IRA Contracts".)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. IRA Contracts will utilize annuity tables which do not differentiate on the basis of sex because of the use of the IRA Contracts in a Simplified Employee Pension. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Under applicable limitations, certain amounts may be contributed to an IRA Contract which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - IRA Contracts".) Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA Contract. Sales of Contracts for use as IRA Contracts are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX  TREATMENT  OF  DISTRIBUTIONS  -  IRA  CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including IRA Contracts. To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2; (b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary; (d) distributions made to the Annuitant to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Annuitant for amounts paid during the taxable year for medical care; and (e) distributions from an IRA Contract for the purchase of medical insurance (as described in Section 213 (d)(1)(D) of the Code) for the Annuitant and his or her spouse and dependents if the Annuitant has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Annuitant has been re-employed for at least 60 days. With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or 5 years from the date of the first annuity payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of annuity payments made after such withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above. Competent tax advice should be obtained prior to making any withdrawals from an IRA Contract. Any amounts distributed will only be paid to the Annuitant, Joint Annuitant or Beneficiary. The Company will not transfer or pay such amounts to another IRA or tax qualified plan.

Generally, distributions from an IRA Contract must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.


                             FINANCIAL STATEMENTS

Audited        financial statements of the Company and audited financial
statements of the Variable Account as of and for the year ended December 31, 1996 are included in the Statement of Additional Information.


                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Distributor is a party or to which the assets of the Variable Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.


                       APPENDIX        - ILLUSTRATION OF VALUES

The following tables have been prepared to show how investment performance affects variable annuity income over time. The variable annuity income amounts reflect three different assumptions for a constant investment return before all expenses: 0%, 6% and 12%. These are hypothetical rates of return and, of course, the Company does not guarantee that the Contract will earn these returns for any one year or any sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

The variable annuity income may be more or less than the income shown if the actual returns of the Eligible Investments are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity income will also fluctuate. The total amount of annuity income ultimately received will depend on cumulative investment returns and how long the Annuitant lives and the option chosen.

Another factor which determines the amount of variable annuity income is the Assumed Investment Return. Income will increase from one annuity Income Date to the next if the annualized Net Rate of Return during that time is greater than the Assumed Investment Return, and will decrease if the annualized Net Rate of Return is less than the Assumed Investment Return.

Two illustrations follow. The first is based on a 3% Assumed Investment Return, and the second is based on a 5% Assumed Investment Return. The income amounts shown reflect the deduction of all fees and expenses. Actual Trust fees and expenses will vary from year to year and from Fund to Fund and may thus be higher or lower than the assumed rate. The illustrations assume that each Fund of the Trust will incur expenses at an annual rate of 0.76% of the average daily net assets of the Fund. This is the average in 1996, weighted by Fund net assets as of 12/31/96. The Mortality and Expense Risk Charge and Administrative Expense Charge are calculated, in the aggregate, at an annual rate of 1.40% of the average daily net assets of the Variable Account. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of -2.17%, 3.70% and 9.57%, respectively.



                      VALUEMARK INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe             ANNUITY PURCHASE AMOUNT:  $100,000
DATE OF BIRTH:         1/1/28               EFFECTIVE DATE:            12/1/97
ANNUITY INCOME OPTION: Single Life Annuity  FIRST ANNUITY INCOME DATE:  1/1/98
PREMIUM  TAX:                 0%          FREQUENCY OF ANNUITY INCOME: Monthly
                                           ASSUMED  INVESTMENT RETURN:      3%

The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that is actually received will depend on the investment performance of the underlying Fund(s) selected. The variable annuity income can go up or down and no minimum dollar amount of variable annuity income is guaranteed. The amounts shown are based on a 3% Assumed Investment Return. Income will remain constant at $625 per month when the annualized net rate of return after expenses is 3%.

                           MONTHLY ANNUITY PAYMENTS

                          Annual rate of return before expenses:        0%       6%        12%
Annuity Income Date  Age  Annual rate of return after expenses:     -2.17%    3.70%      9.57%
-------------------  ---  --------------------------------------   ------    -----    -------

January 1, 1998       70                                          $   622   $  625   $    628
January 1, 1999       71                                              591      629        668
January 1, 2000       72                                              561      634        711
January 1, 2001       73                                              533      638        756
January 1, 2002       74                                              506      642        804
January 1, 2007       79                                              391      664      1,096
January 1, 2012       84                                              303      688      1,494
January 1, 2017       89                                              234      711      2,035
January 1, 2022       94                                              181      736      2,773



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

The  following  table  summarizes    Annuity Income with an Assumed Investment
Return  of  3%. This table is presented graphically in the printed prospectus.

                            MONTHLY PAYMENT AMOUNT

                -2.17%             3.70%             9.57%
      Annual Rate       Annual Rate       Annual Rate
      of Return         of Return         of Return
Year  After Expenses    After Expenses    After Expenses
----  ----------------  ----------------  ----------------

 1     $ 622             $ 625             $   628
 2       591               629                 668
 3       561               634                 711
 4       533               638                 756
 5       506               642                 804
 6       481               647                 856
 7       457               651                 910
 8       434               655                 969
 9       412               660               1,030
10       391               664               1,096
11       372               669               1,166
12       353               674               1,241
13       335               678               1,320
14       319               683               1,404
15       303               688               1,494
16       287               692               1,589
17       273               697               1,690
18       259               702               1,798
19       246               706               1,913
20       234               711               2,035
21       222               716               2,165
22       211               721               2,303
23       200               726               2,450
24       190               731               2,607
25       181               736               2,773



                      VALUEMARK INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe            ANNUITY PURCHASE AMOUNT:   $100,000
DATE OF BIRTH:         1/1/28              EFFECTIVE DATE:             12/1/97
ANNUITY INCOME OPTION: Single Life Annuity FIRST ANNUITY INCOME DATE:   1/1/98
PREMIUM  TAX:                 0%          FREQUENCY OF ANNUITY INCOME: Monthly
                                           ASSUMED INVESTMENT RETURN:       5%

The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that is actually received will depend on the investment performance of the underlying Fund(s) selected. The variable annuity income can go up or down and no minimum dollar amount of variable annuity income is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. Income will remain constant at $742 per month when the annual rate of return after expenses is 5%.

                           MONTHLY ANNUITY PAYMENTS

                          Annual rate of return before expenses:        0%       6%        12%
Annuity Income Date  Age  Annual rate of return after expenses:     -2.17%    3.70%      9.57%
-------------------  ---  --------------------------------------   ------    -----    -------

January 1, 1998       70                                          $   738   $  741   $    745
January 1, 1999       71                                              687      732        777
January 1, 2000       72                                              640      723        811
January 1, 2001       73                                              597      714        847
January 1, 2002       74                                              556      705        884
January 1, 2007       79                                              390      663      1,094
January 1, 2012       84                                              274      623      1,353
January 1, 2017       89                                              193      586      1,675
January 1, 2022       94                                              135      550      2,073



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

The following table summarizes Annuity Income with an Assumed Investment Return of 5%. This table is presented graphically in the printed prospectus.

                            MONTHLY PAYMENT AMOUNT

                -2.17%             3.70%             9.57%
      Annual Rate       Annual Rate       Annual Rate
      of Return         of Return         of Return
Year  After Expenses    After Expenses    After Expenses
----  ----------------  ----------------  ----------------

 1      $ 738               $ 741           $   745
 2        687                 732               777
 3        640                 723               811
 4        597                 714               847
 5        556                 705               884
 6        518                 697               922
 7        483                 688               962
 8        450                 680             1,004
 9        419                 671             1,048
10        390                 663             1,094
11        364                 655             1,141
12        339                 647             1,191
13        316                 639             1,243
14        294                 631             1,297
15        274                 623             1,353
16        255                 615             1,412
17        238                 608             1,474
18        222                 600             1,538
19        207                 593             1,605
20        193                 586             1,675
21        179                 578             1,748
22        167                 571             1,824
23        156                 564             1,904
24        145                 557             1,987
25        135                 550             2,073





                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION

ITEM                                                                      PAGE

Company  .......................................................          3
Experts  .......................................................          3
Legal  Opinions  ...............................................          3
Distributor  ...................................................          3
Calculation  of  Performance  Data  ............................          3
     Total  Return  ............................................          3
     Yield  ....................................................          4
     Performance  Ranking  .....................................          5
     Performance  Information  .................................          5
     Annuity  Income  ..........................................          5
Annuity  Provisions  ...........................................          6
     Variable  Annuity  Payout  ................................          6
      Fixed Annuity Payout     ..................................         6
Financial  Statements  .........................................          7





                                    PART B


                     STATEMENT OF ADDITIONAL INFORMATION

                             INDIVIDUAL IMMEDIATE
                          VARIABLE ANNUITY CONTRACTS
                                  ISSUED BY
                      PREFERRED LIFE VARIABLE ACCOUNT C
                                     AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                 MAY __, 1997

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: 152 West 57th Street, 18th Floor, New York, NY 10019. (800) 542-5427.

THIS  STATEMENT  OF  ADDITIONAL  INFORMATION  AND  THE  PROSPECTUS  ARE  DATED
   MAY __, 1997      AND  AS  MAY  BE  AMENDED  FROM  TIME  TO  TIME.



                              TABLE OF CONTENTS

CONTENTS                                                                  PAGE

Company  .......................................................          3
Experts  .......................................................          3
Legal  Opinions  ...............................................          3
Distributor  ...................................................          3
Calculation  of  Performance  Data  ............................          3
     Total  Return  ............................................          3
     Yield  ....................................................          4
     Performance  Ranking  .....................................          5
     Performance  Information  .................................          5
     Annuity  Income  ..........................................          5
Annuity  Provisions  ...........................................          6
     Variable  Annuity  Payout  ................................          6
        Fixed Annuity Payout    ................................          6
Financial  Statements  .........................................          7


                                   COMPANY

Information regarding Preferred Life Insurance Company of New York (the "Company") and its ownership is contained in the Prospectus. The Company is rated A+ (Superior, Group Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

                                   EXPERTS

The financial statements of Preferred Life Variable Account C and the financial statements of the Company as of and for the year ended December 31, 1996, included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

NALAC Financial Plans, LLC, an affiliate of the Company, acts as the distributor. The offering is on a continuous basis.

                       CALCULATION OF PERFORMANCE DATA

TOTAL  RETURN

From time to time, the Company may advertise the performance data for the Sub-Accounts in sales literature, advertisements and personalized hypothetical illustrations and Contract Owner communications. Such data will show the percentage change in the value of a VIP Unit based on the performance of a Sub-Account over a stated period of time, usually a calendar year, which is determined by dividing the increase (or decrease) in value for that unit by the VIP Unit Value at the beginning of the period.

Any such performance data will include total return figures for the one, five and ten year (or since inception) time periods indicated . Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a 0.15% Administrative Expense Charge and the operating expenses of the underlying Funds.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual VIP Unit Values for an initial $1,000 purchase payment. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                    n
                              P(1+T)  =  ERV

where:

     P  =  a  hypothetical  initial  payment  of  $1,000;
     T  =  average  annual  total  return;
     n  =  number  of  years;
   ERV = ending redeemable value of a hypothetical $1,000 purchase payment made at the beginning of the period at the end of the period.

The Company may also advertise cumulative and total return information over different periods of time. Cumulative total return is calculated in a similar manner as described above except that the results are not annualized.

YIELD

The Money Market Sub-Account. The Company may advertise yield information for the Money Market Sub-Account. The Money Market Sub-Account's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Fund's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Expense Charge and, in certain instances, the value of the underlying Fund's investment securities. The fact that the Sub-Account's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Sub-Account's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Sub-Account's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one VIP Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such VIP Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Fund, and the deduction of the Mortality and Expense Risk Charge and the Administrative Expense Charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7]-1.)

For the seven-day period ending on 12/31/96, the Money Market Sub-Account had a current yield of 3.64% and an effective yield of 3.70%.

Other Sub-Accounts. The Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations and Contract Owner communications for the other Sub-Accounts. Each Sub-Account (other than the Money Market Sub-Account) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per VIP Unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge and Administrative Expense Charge) by the VIP Unit Value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                                     6
                          Yield  =  2  [((a-b)  +  1)  -  1]
                                         -----
                                          cd

where:

     a = net investment income earned during the period by the Fund attributable to shares owned by the Sub-Account;

     b  =  expenses  accrued  for  the  period  (net  of  reimbursements);

     c  =  the average daily number of VIP Units outstanding during the period;

     d = the maximum offering price per VIP Unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement or communication. The Company does not currently advertise yield information for any Sub-Account (other than the Money Market Sub-Account).

PERFORMANCE  RANKING

Total return information for the Sub-Accounts and the Funds may be compared to relevant indices, including U.S. domestic and international taxable bond indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS.

From time to time, evaluation of performance by independent sources may also be used.

PERFORMANCE  INFORMATION

Total returns reflect all aspects of a Sub-Account's return, including the automatic reinvestment by Preferred Life Variable Account C of all distributions and any change in a Sub-Account's value over the period.

The Funds of Franklin Valuemark Funds have been in existence for some time (except the Capital Growth, Templeton International Smaller Companies, Mutual Shares Securities and Mutual Discovery Securities Funds) and have investment performance history. In order to show how investment performance of the Funds affects VIP Unit values, the following performance information was developed. Performance of the Sub-Accounts reflects results achieved prior to the date the Contracts first invested in the Sub-Accounts and the Funds.

The returns reflect the deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the operating expenses of each Fund. Past performance does not guarantee future results.


Standardized Total Return
Average Annual Total Return for the periods ended December 31, 1996:

                                                                          Inception      One       Five       Since
Sub-Account                                                                 Date        Year       Years    Inception
----------------------------------------------------------------------------------------------------------------------
Capital Growth.........................................................     5/1/96       NA         NA         NA
Growth and Income......................................................    1/24/89     12.59%     10.28%      8.77%
Income Securities......................................................    1/24/89      9.72%      9.84%     10.25%
Money Market+..........................................................    1/24/89      3.69%      2.61%      3.72%
Mutual Discovery Securities............................................    11/8/96       NA         NA         NA
Mutual Shares Securities...............................................    11/8/96       NA         NA         NA
Real Estate Securities.................................................    1/24/89     30.96%     14.84%     11.46%
Rising Dividends.......................................................    1/27/92     22.44%       NA        9.01%
Small Cap..............................................................    11/1/95     27.26%       NA       24.49%
Templeton Developing Markets Equity....................................    3/15/94     19.89%       NA        5.08%
Templeton Global Asset Allocation......................................     5/1/95     18.16%       NA       14.36%
Templeton Global Growth................................................    3/15/94     19.58%       NA       11.49%
Templeton International Equity.........................................    1/27/92     21.25%       NA       10.11%
Templeton International Smaller Companies..............................     5/1/96       NA         NA         NA
Templeton Pacific Growth...............................................    1/27/92      9.55%       NA        8.47%
Utility Equity.........................................................    1/24/89      5.57%      6.86%      9.57%

+Calculated with waiver of fees.


Non-Standardized Total Return
Total Return for the periods ended December 31, 1996:
                                                           Annual Total Return             Cumulative Total Return
                                                 -------------------------------------- -----------------------------
                                      Inception   One       Three    Five      Since     Three     Five      Since
Sub-Account                             Date      Year      Years    Years   Inception   Years     Years   Inception
---------------------------------------------------------------------------------------------------------------------
Capital Growth......................    5/1/96     NA        NA       NA        NA        NA        NA      12.54%
Growth and Income...................   1/24/89   12.59%    12.53%   10.28%     8.77%    42.50%    63.10%    94.90%
Income Securities...................   1/24/89    9.72%     6.97%    9.84%    10.25%    22.41%    59.85%   117.08%
Money Market+.......................   1/24/89    3.69%     3.45%    2.61%     3.72%    10.72%    13.78%    33.59%
Mutual Discovery Securities.........   11/8/96     NA        NA       NA        NA        NA        NA       1.80%
Mutual Shares Securities............   11/8/96     NA        NA       NA        NA        NA        NA       3.30%
Real Estate Securities..............   1/24/89   30.96%    15.48%   14.84%    11.46%    54.00%    99.76%   136.68%
Rising Dividends....................   1/27/92   22.44%    14.01%     NA       9.01%    48.18%      NA      53.03%
Small Cap...........................   11/1/95   27.26%      NA       NA      24.49%      NA        NA      29.13%
Templeton Developing
 Markets Equity.....................   3/15/94   19.89%      NA       NA       5.08%      NA        NA      14.87%
Templeton Global
 Asset Allocation...................    5/1/95   18.16%      NA       NA      14.36%      NA        NA      25.14%
Templeton Global Growth.............   3/15/94   19.58%      NA       NA      11.49%      NA        NA      35.60%
Templeton International Equity......   1/27/92   21.25%     9.57%     NA      10.11%    31.54%      NA      60.81%
Templeton International
 Smaller Companies..................    5/1/96     NA        NA       NA        NA        NA        NA      11.45%
Templeton Pacific Growth............   1/27/92    9.55%     1.61%     NA       8.47%     4.91%      NA      49.32%
Utility Equity......................   1/24/89    5.57%     6.05%    6.86%     9.57%    19.26%    39.35%   106.54%

+Calculated with waiver of fees.



The Company may also present performance information computed on a different basis.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

ANNUITY  INCOME

Periodic annuity income amounts may be illustrated using the historical performance of the Sub-Accounts, the Standard & Poor's 500 Composite Stock Price Index or other recognized investment benchmark portfolios. All illustrations will reflect the 1.25% annual Mortality and Expense Risk Charge and the 0.15% Administrative Expense Charge and actual or assumed Fund expenses.


                              ANNUITY PROVISIONS

VARIABLE  ANNUITY  PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Account(s) of the Variable Account. Annuity payments also depend upon the Age of the Annuitant and any Joint Annuitant and the Assumed Net Investment Factor utilized. On the Annuity Calculation Date, the Contract Value in each Sub-Account will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. Unisex Annuity Tables are utilized by the Company. The dollar amount of annuity payments after the first is determined as follows:

     1. The dollar amount of the first annuity payment is divided by the value of an Annuity Unit as of the Annuity Calculation Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period.

     2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent annuity payment date. This result is the dollar amount of the payment for each Sub-Account.

     3. The total dollar amount of each Variable Annuity variable payout is the sum of all Sub-Account Variable Annuity payments.

FIXED ANNUITY PAYOUT

Annuity payments from the Fixed Account will be equal payments unless otherwise specified by the Annuity Option selected.

                             FINANCIAL STATEMENTS

The audited financial statements of the Company as of and for the year ended December 31, 1996 included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The audited financial statements of the Variable Account as of and for the year ended December 31, 1996 are also included herein.



PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Independent Auditors' Report

The Board of Directors of Preferred Life Insurance Company of New York and Contract Owners of Preferred Life Variable Account C:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Preferred Life Variable Account C as of December 31, 1996, the related statements of operations for the year then ended and the statements of changes in net assets for each of the years in the two-years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement.   An  audit  includes  examining,  on  a  test  basis,  evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the Franklin Valuemark Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Preferred Life Variable Account C at December 31, 1996, the results of their operations for the year then ended and the changes in their net assets for each of the years in the two-years then ended, in conformity with generally accepted accounting principles.


                                    KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 24, 1997

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements

Statements of Assets and Liabilities
December 31, 1996
(In thousands except per unit data)

                                                                   Money   Growth and Precious  High   Real Estate U.S. Government
                                                                   Market    Income    Metals  Income  Securities    Securities
                                                                    Fund      Fund      Fund    Fund      Fund          Fund
                                                                   ------    -------   ------   -----    -------   ---------------
Investments at net asset value:
 Franklin Valuemark Funds:
  Money Market Fund, 32,512 shares, cost $32,512................   $32,512         -       -        -          -              -
  Growth and Income Fund, 5,631 shares, cost $83,512............         -    98,827       -        -          -              -
  Precious Metals Fund, 573 shares, cost $8,470.................         -         -   8,191        -          -              -
  High Income Fund, 2,961 shares, cost $38,665..................         -         -       -   41,925          -              -
  Real Estate Securities Fund, 918 shares, cost $14,703.........         -         -       -        -     20,338              -
  U.S. Government Securities Fund, 7,438 shares, cost $99,440...         -         -       -        -          -        100,191
                                                                   -------   -------   -----   ------    -------        -------
      Total assets..............................................    32,512    98,827   8,191   41,925     20,338        100,191
                                                                   -------   -------   -----   ------    -------        -------
Liabilities:
 Accrued mortality and expense risk charges.....................         4         5       2        4          3              5
 Accrued administrative charges.................................         -         1       -        -          -              1
                                                                   -------    ------   -----   ------     ------        -------
      Total liabilities.........................................         4         6       2        4          3              6
                                                                   -------    ------   -----   ------     ------        -------
      Net assets................................................   $32,508    98,821   8,189   41,921     20,335        100,185
                                                                   =======    ======   =====   ======     ======        =======
Contract owners' equity (note 5)................................   $32,508    98,821   8,189   41,921     20,335        100,185
                                                                   =======    ======   =====   ======     ======        =======
 Accumulation units outstanding.................................     2,433     5,070     566    2,164        859          6,017
                                                                   =======    ======  ======   ======     ======        =======
 Accumulation unit value per unit...............................   $13.359    19.490  14.467   19.375     23.668         16.650
                                                                   =======    ======  ======   ======     ======        =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)

                                                                                                           Templeton
                                                              Utility     Zero        Zero        Zero    Global Income   Income
                                                              Equity     Coupon      Coupon      Coupon    Securities   Securities
                                                               Fund    Fund - 2000 Fund - 2005 Fund - 2010    Fund         Fund
                                                              -------  ----------- ----------- ----------- -----------  ----------
Investments at net asset value:
 Franklin Valuemark Funds:
  Utility Equity Fund, 5,678 shares, cost $92,724..........  $103,231          -          -           -            -           -
  Zero Coupon Fund - 2000, 1,652 shares, cost $23,884......         -     25,088          -           -            -           -
  Zero Coupon Fund - 2005, 537 shares, cost $8,057.........         -          -      8,780           -            -           -
  Zero Coupon Fund - 2010, 460 shares, cost $6,894.........         -          -          -       7,495            -           -
  Templeton Global Income Securities Fund, 1,668 shares,
   cost $21,451............................................         -          -          -           -       22,722           -
  Income Securities Fund, 5,701 shares, cost $86,292.......         -          -          -           -            -      98,115
                                                             --------     ------     ------      ------       ------      ------
      Total assets.........................................   103,231     25,088      8,780       7,495       22,722      98,115
                                                             --------     ------     ------      ------       ------      ------
Liabilities:
 Accrued mortality and expense risk charges................         5          3          3           3            3           5
 Accrued administrative charges............................         1          -          -           -            -           1
                                                             --------     ------     ------      ------       ------      ------
      Total liabilities....................................         6          3          3           3            3           6
                                                             --------     ------     ------      ------       ------      ------
      Net assets...........................................  $103,225     25,085      8,777       7,492       22,719      98,109
                                                             ========     ======     ======      ======       ======      ======
Contract owners' equity (note 5)...........................  $103,225     25,085      8,777       7,492       22,719           9
                                                             ========     ======     ======      ======       ======      ======
 Accumulation units outstanding............................     4,998      1,358        428         348        1,354       4,519
                                                             ========     ======     ======      ======       ======      ======
 Accumulation unit value per unit..........................   $20.654     18.475     20.517      21.522       16.781      21.708
                                                             ========     ======     ======      ======       ======      ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)

                                                              Templeton            Templeton    Templeton   Templeton   Templeton
                                                               Pacific    Rising International  Developing    Global   Global Asset
                                                               Growth   Dividends   Equity    Markets Equity  Growth    Allocation
                                                                Fund       Fund      Fund          Fund        Fund        Fund
                                                               -------   -------- ----------- -------------- --------  -----------
Investments at net asset value:
 Franklin Valuemark Funds:
  Templeton Pacific Growth Fund, 1,772 shares, cost $24,758.   $26,152         -          -            -          -           -
  Rising Dividends Fund, 3,373 shares, cost $37,522.........         -    51,938          -            -          -           -
  Templeton International Equity Fund, 4,555 shares,
   cost $59,120.............................................         -         -     70,367            -          -           -
  Templeton Developing Markets Equity Fund, 1,033 shares,
   cost $10,766.............................................         -         -          -       11,973          -           -
  Templeton Global Growth Fund, 2,109 shares, cost $24,277..         -         -          -            -     29,106           -
  Templeton Global Asset Allocation Fund, 299 shares,
   cost $3,359..............................................         -         -          -            -          -       3,762
                                                               -------    ------     ------       ------     ------      ------
      Total assets..........................................    26,152    51,938     70,367       11,973     29,106       3,762
                                                               -------    ------     ------       ------     ------      ------
Liabilities:
 Accrued mortality and expense risk charges.................         4         4          4            3          3           3
 Accrued administrative charges.............................         -         -          1            -          -           -
                                                               -------    ------     ------       ------     ------      ------
      Total liabilities.....................................         4         4          5            3          3           3
                                                               -------    ------     ------       ------     ------      ------
      Net assets............................................   $26,148    51,934     70,362       11,970     29,103       3,759
                                                               =======    ======     ======       ======     ======      ======
Contract owners' equity (note 5)............................   $26,148    51,934     70,362       11,970     29,103       3,759
                                                               =======    ======     ======       ======     ======      ======
 Accumulation units outstanding.............................     1,751     3,394      4,375        1,042      2,146         300
                                                               =======    ======     ======       ======     ======      ======
 Accumulation unit value per unit...........................   $14.932    15.303     16.081       11.487     13.560      12.514
                                                               =======    ======     ======       ======     ======      ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
December 31, 1996
(In thousands except per unit data)
                                                                                           Templeton
                                                                                         International Mutual     Mutual
                                                                                  Capital   Smaller   Discovery   Shares     Total
                                                                       Small Cap  Growth   Companies  Securities Securities   All
                                                                         Fund      Fund      Fund       Fund       Fund      Funds
                                                                       ---------  ------- ----------- ---------- ---------  -------
Investments at net asset value:
 Franklin Valuemark Funds:
  Small Cap Fund, 407 shares, cost $5,158...........................    $5,372        -          -          -         -
  Capital Growth Fund, 223 shares, cost $2,448......................         -    2,532          -          -         -
  Templeton International Smaller Companies Fund, 64 shares,
   cost $677........................................................         -        -        725          -         -
  Mutual Discovery Securities Fund, 27 shares, cost $275............         -        -          -        278         -
  Mutual Shares Securities Fund, 43 shares, cost $434...............         -        -          -          -       442
                                                                       -------   ------     ------     ------    ------
      Total assets..................................................     5,372    2,532        725        278       442    770,062
                                                                       -------   ------     ------     ------    ------    -------
Liabilities:
 Accrued mortality and expense risk charges.........................         3        3          3          -         -         75
 Accrued administrative charges.....................................         -        -          -          -         -          5
                                                                       -------   ------     ------     ------    ------    -------
      Total liabilities.............................................         3        3          3          -         -         80
                                                                       -------   ------     ------     ------    ------    -------
      Net assets....................................................    $5,369    2,529        722        278       442    769,982
                                                                       =======   ======     ======     ======    ======    =======
Contract owners' equity (note 5)....................................    $5,369    2,529        722        278       442    769,982
                                                                       =======   ======     ======     ======    ======    =======
 Accumulation units outstanding.....................................       416      225         65         27        43     43,898
                                                                       =======   ======     ======     ======    ======    =======
 Accumulation unit value per unit...................................   $12.913   11.254     11.145     10.180    10.330
                                                                       =======   ======     ======     ======    ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations
For the year ended December 31, 1996
(In thousands)

                                                                 Money   Growth and Precious   High   Real Estate U.S. Government
                                                                 Market     Income    Metals   Income  Securities    Securities
                                                                  Fund       Fund      Fund     Fund      Fund          Fund
                                                                 ------  ----------  -------   ------ -----------  --------------
Investment income:
 Dividends reinvested in fund shares..........................   $ 1,621      2,058      114    2,915        652        5,488
                                                                 -------     ------    -----   ------      -----       ------
Expenses:
 Mortality and expense risk charges...........................       407      1,112      113      464        205        1,040
 Administrative charges.......................................        49        133       14       56         25          125
                                                                 -------     ------    -----   ------      -----       ------
      Total expenses..........................................       456      1,245      127      520        230        1,165
                                                                 -------     ------    -----   ------      -----       ------
      Investment income (loss), net...........................     1,165        813      (13)   2,395        422        4,323
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.........         -      7,289      105      155          -            -
                                                                 -------     ------    -----   ------      -----       ------
  Realized gains (losses) on sales of investments:
   Proceeds from sales........................................    45,742     12,271    5,134   16,229      2,671       14,379
   Cost of investments sold...................................   (45,742)   (10,552)  (4,733) (15,052)    (2,196)     (14,419)
                                                                 -------     ------    -----   ------      -----       ------
      Total realized gains (losses) on sales of
       investments, net.......................................         -      1,719      401    1,177        475          (40)
                                                                 -------     ------    -----   ------      -----       ------
      Realized gains (losses) on investments, net.............         -      9,008      506    1,332        475          (40)
  Net change in unrealized appreciation (depreciation) on
   investments................................................         -        960     (480)     754      3,748       (2,399)
                                                                 -------     ------    -----   ------      -----       ------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net........         -      9,968       26    2,086      4,223       (2,439)
                                                                 -------     ------    -----   ------      -----       ------
Net increase (decrease) in net assets from operations.........   $ 1,165     10,781       13    4,481      4,645        1,884
                                                                 =======     ======    =====   ======      =====       ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)
                                                                                                          Templeton   Investment
                                                              Utility     Zero       Zero       Zero    Global Income    Grade
                                                              Equity     Coupon     Coupon     Coupon    Securities   Intermediate
                                                               Fund     Fund-2000  Fund-2005  Fund-2010     Fund       Bond Fund
                                                              ------    ---------  ---------  --------- ------------- ------------
Investment income:
 Dividends reinvested in fund shares........................  $ 5,502      1,407        465       397       1,696         819
                                                               ------    -------    -------    ------     -------     -------
Expenses:
 Mortality and expense risk charges.........................    1,371        320        112        95         284         162
 Administrative charges.....................................      164         38         13        11          34          19
                                                               ------    -------    -------    ------     -------     -------
      Total expenses........................................    1,535        358        125       106         318         181
                                                               ------    -------    -------    ------     -------     -------
      Investment income (loss), net.........................    3,967      1,049        340       291       1,378         638
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.......        -         14          -       108           -           -
                                                               ------    -------    -------    ------     -------     -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales......................................   21,660      3,492      1,880     2,947       3,972      17,097
   Cost of investments sold.................................  (20,008)    (3,337)    (1,747)   (2,761)     (3,865)    (16,737)
                                                               ------    -------    -------    ------     -------     -------
      Total realized gains (losses) on sales of
       investments, net.....................................    1,652        155        133       186         107         360
                                                               ------    -------    -------    ------     -------     -------
      Realized gains (losses) on investments, net...........    1,652        169        133       294         107         360
  Net change in unrealized appreciation (depreciation) on
   investments..............................................       (4)      (990)      (672)     (957)        271        (737)
                                                               ------    -------    -------    ------     -------     -------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net......    1,648       (821)      (539)     (663)        378        (377)
                                                               ------    -------    -------    ------     -------     -------
Net increase (decrease) in net assets from operations.......  $ 5,615        228       (199)     (372)      1,756         261
                                                               ======    =======    =======    ======     =======     =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)

                                                                                    Templeton            Templeton     Templeton
                                                             Income  Adjustable U.S. Pacific   Rising  International   Developing
                                                           Securities  Government    Growth   Dividends   Equity     Markets Equity
                                                              Fund        Fund        Fund      Fund       Fund           Fund
                                                           ---------- ------------- --------- --------- ------------ --------------
Investment income:
 Dividends reinvested in fund shares......................  $ 4,813       1,013         799       912     1,626            92
                                                             ------     --------    -------    ------   -------       -------
Expenses:
 Mortality and expense risk charges.......................    1,186         144         345       566       796           129
 Administrative charges...................................      142          17          41        68        96            15
                                                             ------     --------    -------    ------   -------       -------
      Total expenses......................................    1,328         161         386       634       892           144
                                                             ------     --------    -------    ------   -------       -------
      Investment income (loss), net.......................    3,485         852         413       278       734           (52)
Realized gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds.....      800           -         463         -     1,990           170
                                                             ------     --------    -------    ------   -------       -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales....................................   10,171      17,081      12,517     4,769     9,752         2,310
   Cost of investments sold...............................   (9,284)    (17,814)    (11,609)   (3,837)   (8,796)       (2,183)
                                                             ------     --------    -------    ------   -------       -------
      Total realized gains (losses) on sales of
       investments, net...................................      887        (733)        908       932       956           127
                                                             ------     --------    -------    ------   -------       -------
      Realized gains (losses) on investments, net.........    1,687        (733)      1,371       932     2,946           297
  Net change in unrealized appreciation (depreciation) on
   investments............................................    3,616         356         605     8,111     8,342         1,405
                                                             ------     --------    -------    ------   -------       -------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net....    5,303        (377)      1,976     9,043    11,288         1,702
                                                             ------     --------    -------    ------   -------       -------
Net increase (decrease) in net assets from operations.....  $ 8,788         475       2,389     9,321    12,022         1,650
                                                             ======     ========    =======    ======   =======       =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements of Operations (cont.)
For the year ended December 31, 1996
(In thousands)
                                                                                         Templeton
                                                  Templeton  Templeton                 International  Mutual      Mutual
                                                   Global  Global Asset  Small  Capital   Smaller    Discovery    Shares     Total
                                                   Growth   Allocation    Cap   Growth   Companies  Securities  Securities    All
                                                    Fund       Fund      Fund    Fund      Fund        Fund        Fund      Funds
                                                   ------- ------------  ----- --------  --------   ----------  ----------  -------
Investment income:
 Dividends reinvested in fund shares............     $ 365        1         -       -          -          -           -      32,755
                                                    ------     ----    ------   -----     ------        ---         ---     -------
Expenses:
 Mortality and expense risk charges.............       288       27        19       7          3          -           -       9,195
 Administrative charges.........................        35        3         2       1          -          -           -       1,101
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total expenses............................       323       30        21       8          3          -           -      10,296
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Investment income (loss), net.............        42      (29)      (21)     (8)        (3)         -           -      22,459
Realized gains (losses) and unrealized
 appreciation (depreciation) on investments:
  Realized capital gain distributions on mutual
   funds........................................       365        2         -       -          -          -           -      11,461
                                                    ------     ----    ------    ----     ------        ---         ---     -------
  Realized gains (losses) on sales of investments:
   Proceeds from sales..........................     1,137      229     6,080     460         93          -           -     212,073
   Cost of investments sold.....................    (1,007)    (213)   (5,985)   (440)       (91)         -           -    (202,408)
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total realized gains (losses) on sales of
       investments, net.........................       130       16        95      20          2          -           -       9,665
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Realized gains (losses) on investments, net      495       18        95      20          2          -           -      21,126
  Net change in unrealized appreciation
  (depreciation) on investments...............       3,541      398       215      84         48          3           8      26,226
                                                    ------     ----    ------   -----     ------        ---         ---     -------
      Total realized gains (losses) and
       unrealized appreciation (depreciation) on
       investments, net........................      4,036      416       310     104         50          3           8      47,352
                                                   -------     ----    ------   -----     ------        ---         ---     -------
Net increase (decrease) in net assets from
 operations.....................................    $4,078      387       289      96         47          3           8      69,811
                                                   =======     ====    ======   =====     ======        ===         ===     =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                 Growth and        Precious                        Real Estate
                                             Money Market Fund   Income Fund      Metals Fund  High Income Fund  Securities Fund
                                             -----------------   ------------     -----------  ----------------  ---------------
                                               1996     1995    1996     1995     1996   1995    1996    1995     1996    1995
                                              ------   ------  ------   ------   ------ ------  ------  ------   ------  ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............  $ 1,165    1,272     813     (131)    (13)     1    2,395   1,556     422     258
  Realized gains (losses) on
   investments, net........................        -        -   9,008    2,371     506    194    1,332     184     475     186
  Net change in unrealized appreciation
   (depreciation) on investments...........        -        -     960   13,509    (480)  (159)     754   3,050   3,748   1,571
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
      Net increase (decrease) in net assets
       from operations.....................    1,165    1,272  10,781   15,749      13     36    4,481   4,790   4,645   2,015
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
 Contract transactions (note 5):
  Purchase payments........................   14,336   10,218  15,819    9,814   1,159    519    5,922   5,160   1,633     855
  Transfers between funds..................   (3,631)  (4,384)  6,402    9,626     669 (1,029)   1,603   4,955   1,434  (1,207)
  Surrenders and terminations..............   (7,844)  (9,094) (9,128)  (5,346)   (915)(1,297)  (5,831) (3,966) (1,728) (1,337)
  Rescissions..............................      (83)    (157)   (264)    (240)    (13)   (10)     (53)   (140)    (21)     (3)
  Other transactions (note 2)..............       (6)     (14)    (29)      21      (2)     9       (9)     26      28     (14)
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
      Net increase (decrease) in net assets
       resulting from contract
       transactions........................    2,772   (3,431) 12,800   13,875     898 (1,808)   1,632   6,035   1,346  (1,706)
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
Increase (decrease) in net assets..........    3,937   (2,159) 23,581   29,624     911 (1,772)   6,113  10,825   5,991     309
Net assets at beginning of year............   28,571   30,730  75,240   45,616   7,278  9,050   35,808  24,983  14,344  14,035
                                              ------   ------  ------   ------   -----  -----   ------  ------  ------  ------
Net assets at end of year..................  $32,508   28,571  98,821   75,240   8,189  7,278   41,921  35,808  20,335  14,344
                                              ======   ======  ======   ======   =====  =====   ======  ======  ======  ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                              U.S. Government                        Zero Coupon    Zero Coupon     Zero Coupon
                                              Securities Fund   Utility Equity Fund   Fund-1995      Fund-2000       Fund-2005
                                              ---------------   -------------------  -----------    -----------     -----------
                                               1996      1995     1996      1995    1996    1995     1996   1995    1996   1995
                                              -------   ------   ------    ------   ----    ----     ----   ----    ----   ----
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............   $ 4,323    4,337     3,967     4,316    -      252    1,049     703    340     222
  Realized gains (losses) on
   investments, net........................       (40)     267     1,652        56    -     (190)     169     127    133      93
  Net change in unrealized appreciation
   (depreciation) on investments...........    (2,399)   8,141        (4)   22,858    -      189     (990)  2,954   (672)  1,761
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
      Net increase (decrease) in net
       assets from operations..............     1,884   12,745     5,615    27,230    -      251      228   3,784   (199)  2,076
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
 Contract transactions (note 5):
  Purchase payments........................     7,463    6,927     5,199     5,661    -       98    2,220   4,576  1,208   1,474
  Transfers between funds..................    19,458      192    (9,257)       13    -   (4,137)  (1,036)  1,668   (671)    234
  Surrenders and terminations..............   (11,371) (10,634)  (14,003)  (12,439)   -   (1,151)  (2,141) (1,821)(1,026)   (674)
  Rescissions..............................      (165)    (103)      (61)      (78)   -        -      (85)    (85)   (64)    (57)
  Other transactions (note 2)..............       (19)      60       (11)      (59)   -       (3)     (10)    (10)    (2)     (5)
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
      Net increase (decrease) in net
       assets resulting from contract
       transactions........................    15,366   (3,558)  (18,133)   (6,902)   -   (5,193)  (1,052)  4,328   (555)    972
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
Increase (decrease) in net assets..........    17,250    9,187   (12,518)   20,328    -   (4,942)    (824)  8,112   (754)  3,048
Net assets at beginning of year............    82,935   73,748   115,743    95,415    -    4,942   25,909  17,797  9,531   6,483
                                              -------   ------   -------   -------   ---   -----   ------  ------  -----   -----
Net assets at end of year..................  $100,185   82,935   103,225   115,743    -        -   25,085  25,909  8,777   9,531
                                              =======   ======   =======   =======   ===   =====   ======  ======  =====   =====

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                               Templeton    Investment Grade                     Adjustable U.S.
                                             Zero Coupon     Global Income    Intermediate         Income          Government
                                             Fund - 2010    Securities Fund     Bond Fund      Securities Fund        Fund
                                            ------------    --------------- ----------------   ---------------   ---------------
                                             1996    1995    1996    1995     1996     1995     1996     1995     1996     1995
                                            ------   -----  ------  ------   ------    -----   ------   ------   ------   ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net...........  $ 291     104    1,378     532      638      408    3,485    3,335      852      834
  Realized gains (losses) on
   investments, net.......................    294     136      107      (1)     360      113    1,687      728     (733)      30
  Net change in unrealized appreciation
   (depreciation) on investments..........   (957)  1,835      271   2,221     (737)     742    3,616   10,992      356      408
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
      Net increase (decrease) in net
       assets from operations.............   (372)  2,075    1,756   2,752      261    1,263    8,788   15,055      475    1,272
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
 Contract transactions (note 5):
  Purchase payments.......................  1,097   1,373    1,712   1,801      939    1,410   10,882    9,139    1,552    3,443
  Transfers between funds.................   (935)  1,450     (928) (2,122) (15,408)    (567)  (1,355)   3,107  (15,809)  (6,777)
  Surrenders and terminations.............   (595)   (546)  (2,722) (2,408)  (1,630)  (1,685) (10,309)  (9,000)  (1,613)  (1,984)
  Rescissions.............................    (27)    (37)      (1)    (56)     (14)    (109)    (259)    (300)     (53)    (109)
  Other transactions (note 2).............     (5)      6       50      (3)      40       30       (1)     (26)      25        6
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------    -----
      Net increase (decrease) in net
       assets resulting from contract
       transactions.......................   (465)  2,246   (1,889) (2,788) (16,073)    (921)  (1,042)   2,920  (15,898)  (5,421)
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------    -----
Increase (decrease) in net assets.........   (837)  4,321     (133)    (36) (15,812)     342    7,746   17,975  (15,423)  (4,149)
Net assets at beginning of year...........  8,329   4,008   22,852  22,888   15,812   15,470   90,363   72,388   15,423   19,572
                                           ------   -----   ------  ------   ------   ------   ------   ------   ------   ------
Net assets at end of year................. $7,492   8,329   22,719  22,852        -   15,812   98,109   90,363        -   15,423
                                           ======   =====   ======  ======   ======   ======   ======   ======   ======   ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                                                    Templeton
                                                                                   Templeton       Developing       Templeton
                                            Templeton Pacific      Rising        International       Markets         Global
                                               Growth Fund     Dividends Fund     Equity Fund      Equity Fund     Growth Fund
                                            -----------------  --------------    -------------     -----------     -----------
                                              1996     1995     1996    1995     1996    1995     1996    1995     1996    1995
                                             ------   ------   ------  ------   ------  ------   ------   -----   ------  ------
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net............   $ 413      122      278     234      734     137      (52)    (67)     42    (108)
  Realized gains (losses) on
   investments, net........................   1,371      178      932     172    2,946   1,571      297     (82)    495      40
  Net change in unrealized appreciation
   (depreciation) on investments...........     605    1,218    8,111   7,803    8,342   2,706    1,405     195   3,541   1,297
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
      Net increase (decrease) in net
       assets from operations..............   2,389    1,518    9,321   8,209   12,022   4,414    1,650      46   4,078   1,229
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
 Contract transactions (note 5):
  Purchase payments........................   2,063    2,320    5,191   3,197    6,974   6,496    2,224   1,669   6,947   4,462
  Transfers between funds..................     439   (3,819)   2,038   2,459    3,648  (1,789)   1,512     275   3,817   1,693
  Surrenders and terminations..............  (3,400)  (2,341)  (4,321) (2,693)  (6,296) (4,550)    (633)   (335) (1,698)   (719)
  Rescissions..............................     (20)     (28)     (78)    (85)     (18)   (162)     (32)      -    (114)    (13)
  Other transactions (note 2)..............     (17)       7       13      (2)      14       1       (6)     11      13       8
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
      Net increase (decrease) in net
       assets resulting from contract
       transactions........................    (935)  (3,861)   2,843   2,876    4,322      (4)   3,065   1,620   8,965   5,431
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
Increase (decrease) in net assets..........   1,454   (2,343)  12,164  11,085   16,344   4,410    4,715   1,666  13,043   6,660
Net assets at beginning of year............  24,694   27,037   39,770  28,685   54,018  49,608    7,255   5,589  16,060   9,400
                                             ------   ------   ------  ------   ------  ------   ------   -----  ------  ------
Net assets at end of year.................. $26,148   24,694   51,934  39,770   70,362  54,018   11,970   7,255  29,103  16,060
                                             ======   ======   ======  ======   ======  ======   ======   =====  ======  ======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
===========================================================================================================================
Financial Statements (cont.)

Statements  of Changes in Net Assets (cont.)
For the years ended  December 31, 1996 and 1995
(In thousands)
                                                                              Templeton
                                        Templeton                           International  Mutual      Mutual
                                      Global Asset                 Capital     Smaller    Discovery    Shares
                                       Allocation       Small      Growth     Companies   Securities  Securities
                                          Fund        Cap Fund      Fund        Fund         Fund        Fund      Total All Funds
                                      -----------     --------     -------   -----------  ----------  ----------   ---------------
                                      1996    1995  1996  1995   1996  1995  1996  1995  1996   1995  1996  1995    1996      1995
                                      ----    ----  ----  ----   ----  ----  ----  ----  ----   ----  ---   ----    ----      ----
Increase (decrease) in net assets:
 Operations:
  Investment income (loss), net......  $ (29)   6    (21)   -     (8)   -     (3)   -     -      -      -    -     22,459    18,323
  Realized gains (losses) on
   investments, net..................     18    -     95    -     20    -      2    -     -      -      -    -     21,126     6,173
  Net change in unrealized
   appreciation (depreciation) on
   investments.......................    398    4    215    -     84    -     48    -     3      -      8    -     26,226    83,295
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
       Net increase (decrease) in net
        assets from operations.......    387   10    289    -     96    -     47    -     3      -      8    -     69,811   107,791
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
 Contract transactions (note 5):
  Purchase payments..................  1,950  210  1,263    -    788    -    229    -    18      -     50    -     98,838    80,822
  Transfers between funds............  1,240  159  3,907    -  1,776    -    446    -   257      -    384    -          -         -
  Surrenders and terminations........   (162)   -    (74)   -   (128)   -      -    -     -      -      -    -    (87,568)  (74,020)
  Rescissions........................    (35)   -    (15)   -     (3)   -      -    -     -      -      -    -     (1,478)   (1,772)
  Other transactions (note 2)........      -    -     (1)   -      -    -      -    -     -      -      -    -         65        49
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
      Net increase (decrease) in net
       assets resulting from contract
       transactions..................  2,993  369  5,080    -  2,433    -    675    -   275      -    434    -      9,857     5,079
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
Increase (decrease) in net assets...   3,380  379  5,369    -  2,529    -    722    -   278      -    442    -     79,668   112,870
Net assets at beginning of year......    379    -      -    -      -    -      -    -     -      -      -    -    690,314   577,444
                                       -----  ---  -----  ---  -----   ---   ---   ---  ---    ---    ---  ---    -------   -------
Net assets at end of year...........  $3,759  379  5,369    -  2,529    -    722    -   278      -    442    -    769,982   690,314
                                       =====  ===  =====  ===  =====   ===   ===   ===  ===    ===    ===  ===    =======   =======

See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements
December 31, 1996

1. Organization

Preferred Life Variable Account C (Variable Account) is a segregated investment account of Preferred Life Insurance Company of New York (Preferred Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established by Preferred Life on February 26, 1988 and commenced operations September 6, 1991. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Preferred Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Preferred Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Preferred Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc. or other of its affiliated adviser entities, in accordance with the selection made by the contract owner.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Preferred Life.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include gains on the sale of fund shares as determined by the average cost method. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.

The Templeton Global Asset Allocation Fund was added as an available investment option on August 4, 1995. The Zero Coupon - 1995 Fund matured and was closed on December 15, 1995. The Small Cap Fund, Capital Growth Fund and Templeton International Smaller Companies Fund were added as available investment options on June 10, 1996. The Mutual Discovery Securities Fund and Mutual Shares Securities Fund were added as available investment options on December 2, 1996.

The Investment Grade Intermediate Bond Fund and Adjustable U.S. Government Fund were closed on October 25, 1996 when shares of the U.S. Government Securities Fund were substituted for all shares of both funds.

On May 1, 1995, the Equity Growth Fund name was changed to Growth and Income Fund. The Global Income Fund name was changed to Templeton Global Income Securities Fund on May 1, 1996.

Expenses

Asset Based Expenses

A mortality and expense risk charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 1.25% of the daily net assets of the Variable Account.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of the Variable Account.

Contract Based Expenses

A contract maintenance charge is paid by the contract owner annually from each contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges deducted during the years ended December 31, 1996 and 1995 were $468,180 and $475,980, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

2. Significant Accounting Policies (cont.)

Contract Based Expenses (cont.)

A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and (b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:

                   Years Since Payment Charge
                   ------------------- ------
                          0-1           5%
                          1-2           5%
                          2-3           4%
                          3-4           3%
                          4-5          1.5%
                          5+            0%

and (c) adding the products of each multiplication in (b) above.

A contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid less any prior surrenders without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the years ended December 31, 1996 and 1995 were $1,012,666 and $1,304,496, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges for the years ended December 31, 1996 and 1995 were $11,086 and $9,505, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Preferred Life may, at its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Preferred Life may have to deduct such amounts at a later date.

On certain contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to 9% of purchase payments less prior surrenders annually, paid quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year.

A rescission is defined as a contract that is returned to the company and canceled within the free-look period, generally within 10 days.

3. Investment Transactions

The sub-account purchases of fund shares, including reinvestment of dividend distributions, were as follows during the year ended December 31, 1996 (in thousands):

Money Market Fund.................................  $49,638
Growth and Income Fund............................   33,090
Precious Metals Fund..............................    6,115
High Income Fund..................................   20,371
Real Estate Securities Fund.......................    4,423
U.S. Government Securities Fund...................   33,976
Utility Equity Fund...............................    7,363
Zero Coupon Fund - 2000...........................    3,474
Zero Coupon Fund - 2005...........................    1,655
Zero Coupon Fund - 2010...........................    2,872
Templeton Global Income Securities Fund...........    3,437
Investment Grade Intermediate Bond Fund...........    1,645
Income Securities Fund............................   13,313
Adjustable U.S. Government Fund...................    2,012
Templeton Pacific Growth Fund.....................   12,431
Rising Dividends Fund.............................    7,847
Templeton International Equity Fund...............   16,740
Templeton Developing Markets Equity Fund..........    5,486
Templeton Global Growth Fund......................   10,491
Templeton Global Asset Allocation Fund............    3,196
Small Cap Fund....................................   11,143
Capital Growth Fund...............................    2,888
Templeton International Smaller Companies Fund....      769
Mutual Discovery Securities Fund..................      275
Mutual Shares Securities Fund.....................      434

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

4. Federal Income Taxes

Operations of the Variable Account form a part of, and are taxed with, operations of Preferred Life, which is taxed as a life insurance company under the Internal Revenue Code.

Preferred Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Preferred Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

5. Contract Transactions - Unit Activity (In thousands)

Transactions in units for each fund for the years ended December 31, 1996 and 1995 were as follows:

                                                               Growth                               U.S.             Zero    Zero
                                                         Money   and  Precious High  Real Estate Government Utility Coupon  Coupon
                                                        Market Income  Metals Income Securities  Securities Equity  Fund -  Fund -
                                                         Fund   Fund    Fund   Fund     Fund        Fund     Fund    1995    2000
                                                         -----  ----    ----  ------ ----------    ------    -----   ----    ----
Accumulation units outstanding at December 31, 1994....  2,487 3,452    647    1,710      900      5,331     6,317    344    1,158
Contract transactions:
 Purchase payments.....................................    809   638     38      314       53        450       333      7      273
 Transfers between funds...............................   (344)  626    (75)     305      (76)        12         4   (273)      98
 Surrenders and terminations...........................   (721) (355)   (94)    (247)     (82)      (701)     (730)   (78)    (107)
 Rescissions...........................................    (12)  (16)    (1)      (9)       -         (7)       (5)     -       (5)
 Other transactions....................................     (1)    1      1        2       (1)         4        (3)     -       (1)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
      Net increase (decrease) in accumulation units
       resulting from contract transactions............   (269)  894   (131)     365     (106)      (242)     (401)  (344)     258
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
Accumulation units outstanding at December 31, 1995....  2,218 4,346    516    2,075      794      5,089     5,916      -    1,416
                                                         ===== =====    ====   =====     =====     =====     =====  =====    =====
Contract transactions:
 Purchase payments.....................................  1,093   882     73      329       83        462       265      -      123
 Transfers between funds...............................   (274)  360     37       84       68      1,177      (471)     -      (56)
 Surrenders and terminations...........................   (597) (501)   (59)    (321)     (87)      (700)     (708)     -     (119)
 Rescissions...........................................     (6)  (15)    (1)      (3)      (1)       (10)       (3)     -       (5)
 Other transactions....................................     (1)   (2)     -        -        2         (1)       (1)     -       (1)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
      Net increase (decrease) in accumulation units
       resulting from contract transactions............    215   724     50       89       65        928      (918)     -      (58)
                                                         ----- -----    ----   -----     -----     -----     -----  -----    -----
Accumulation units outstanding at December 31, 1996....  2,433 5,070    566    2,164      859      6,017     4,998      -    1,358
                                                         ===== =====    ====   =====     =====     =====     =====  =====    =====

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

5. Contract Transactions - Unit Activity (In thousands) (cont.)

                                                       Templeton
                                          Zero   Zero    Global    Investment             Adjustable Templeton           Templeton
                                         Coupon Coupon   Income      Grade       Income      U.S.     Pacific  Rising  International
                                         Fund - Fund - Securities Intermediate Securities Government   Growth Dividends   Equity
                                          2005   2010     Fund      Bond Fund     Fund       Fund       Fund    Fund       Fund
                                          -----  ----- ---------- -----------  ---------- ----------- ------- --------  -----------
Accumulation units outstanding at
 December 31, 1994....................     403    252     1,667      1,085       4,416      1,767       2,112    2,936     4,079
Contract transactions:
 Purchase payments....................      79     73       124         94         502        296         180      284       509
 Transfers between funds..............      14     76      (148)       (38)        168       (591)       (298)     215      (146)
 Surrenders and terminations..........     (37)   (27)     (167)      (114)       (501)      (172)       (181)    (246)     (356)
 Rescissions..........................      (3)    (2)       (4)        (7)        (17)        (9)         (2)      (7)      (13)
 Other transactions...................       -      -         -          2          (1)         -           -        -         -
                                          -----  ------  -------    -------     -------    -------     -------  ------   -------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.....      53    120      (195)       (63)        151       (476)       (301)     246        (6)
                                          -----  -----   -------    -------     -------    -------     -------  ------   -------
Accumulation units outstanding at
 December 31, 1995....................     456    372     1,472      1,022       4,567      1,291       1,811    3,182     4,073
                                          =====  =====   =======    =======     =======    =======     =======  ======   =======
Contract transactions:
 Purchase payments....................      61     54       109         61         537        128         140      388       479
 Transfers between funds..............     (34)   (47)      (58)      (980)        (69)    (1,284)         32      147       251
 Surrenders and terminations..........     (52)   (29)     (172)      (105)       (503)      (133)       (230)    (318)     (428)
 Rescissions..........................      (3)    (1)        -         (1)        (13)        (4)         (1)      (6)       (1)
 Other transactions...................       -     (1)        3          3          -           2          (1)       1         1
                                          -----   -----  -------    -------     -------    -------     -------  ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.....     (28)   (24)     (118)    (1,022)        (48)    (1,291)        (60)     212       302
                                          -----  ------  -------    -------     -------    -------     -------  ------    ------
Accumulation units outstanding at
 December 31, 1996....................     428    348     1,354          -       4,519          -       1,751    3,394     4,375
                                          =====  =====   =======    =======     =======    =======     =======  ======    ======

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

5. Contract Transactions - Unit Activity (In thousands) (cont.)

                                                                                             Templeton
                                          Templeton   Templeton  Templeton                International  Mutual    Mutual
                                          Developing    Global  Global Asset Small Capital    Smaller  Discovery   Shares     Total
                                        Markets Equity  Growth   Allocation  Cap   Growth   Companies  Securities Securities   All
                                             Fund        Fund       Fund     Fund   Fund       Fund       Fund      Fund      Funds
                                         ------------ --------- ------------ ----- ------  -----------  ---------  --------   -----
Accumulation units outstanding at
 December 31, 1994......................       591        922        -          -      -         -           -        -      42,576
Contract transactions:
 Purchase payments......................       176        410       21          -      -         -           -        -       5,663
 Transfers between funds................        24        152       15          -      -         -           -        -        (280)
 Surrenders and terminations............       (35)       (67)       -          -      -         -           -        -      (5,018)
 Rescissions............................         -         (1)       -          -      -         -           -        -        (120)
 Other transactions.....................         1          1        -          -      -         -           -        -           5
                                            -------    -------    -----      -----  ----      ------      ------   ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.......       166        495       36          -      -         -           -        -         250
                                            -------    -------    -----      -----  ----      ------      ------   ------    ------
Accumulation units outstanding at
 December 31, 1995......................       757      1,417       36          -      -         -           -        -      42,826
                                            =======    =======    =====      =====  ====      ======      ======   ======    ======
Contract transactions:
 Purchase payments......................       206        564      172        103     71        22           2        5       6,412
 Transfers between funds................       140        310      109        320    165        43          25       38          33
 Surrenders and terminations............       (58)      (136)     (14)        (6)   (11)        -           -        -      (5,287)
 Rescissions............................        (3)       (10)      (3)        (1)     -         -           -        -         (91)
 Other transactions.....................         -          1        -          -      -         -           -        -           5
                                            -------    -------    -----      -----  ----      ------      -------  ------    ------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions.......       285        729      264        416    225        65          27       43       1,072
                                            -------    -------    -----      -----  ----      ------      -------  ------    ------
Accumulation units outstanding at
 December 31, 1996......................     1,042      2,146      300        416    225        65          27       43      43,898
                                            =======    =======    =====      =====  ====      ======      =======  ======    ======


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values

A summary of accumulation unit values and accumulation units outstanding for variable annuity contracts and the expense ratios, including expenses of the underlying funds, for each of the five years in the period ended December 31, 1996 follows.

                                                                    Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                   (in thousands)    Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    ----------
Money Market Fund
December 31,
 1996...........................................................            2,433       $13.359       $ 32,508           1.83%
 1995...........................................................            2,218        12.883         28,571           1.80
 1994...........................................................            2,487        12.354         30,730           1.86
 1993...........................................................              627        12.066          7,566           2.06
 1992...........................................................              301        11.932          3,587           2.09

Growth and Income Fund
December 31,
 1996...........................................................            5,070        19.490         98,821           1.90
 1995...........................................................            4,347        17.310         75,240           1.92
 1994...........................................................            3,452        13.215         45,616           1.94
 1993...........................................................            2,402        13.677         32,857           1.98
 1992...........................................................            1,227        12.574         15,424           2.02

Precious Metals Fund
December 31,
 1996...........................................................              566        14.467          8,189           2.05
 1995...........................................................              516        14.109          7,278           2.06
 1994...........................................................              647        13.979          9,050           2.08
 1993...........................................................              391        14.464          5,656           2.08
 1992...........................................................               30         9.424            279           2.09

High Income Fund
December 31,
 1996...........................................................            2,164        19.375         41,921           1.94
 1995...........................................................            2,076        17.252         35,808           1.96
 1994...........................................................            1,710        14.608         24,984           2.00
 1993...........................................................            1,135        15.155         17,207           2.04
 1992...........................................................              266        13.278          3,532           2.08

Real Estate Securities Fund
December 31,
 1996...........................................................              859        23.668         20,335           1.97
 1995...........................................................              794        18.073         14,344           1.99
 1994...........................................................              900        15.594         14,035           2.02
 1993...........................................................              437        15.369          6,712           2.07
 1992...........................................................               77        13.095          1,012           2.09

U.S. Government Securities Fund
December 31,
 1996...........................................................            6,017        16.650        100,185           1.91
 1995...........................................................            5,089        16.298         82,935           1.92
 1994...........................................................            5,331        13.835         73,747           1.93
 1993...........................................................            6,108        14.698         89,774           1.94
 1992...........................................................            2,266        13.586         30,781           1.99


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                     Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    -----------
Utility Equity Fund
December 31,
 1996...........................................................            4,998       $20.654       $103,225           1.90%
 1995...........................................................            5,916        19.555        115,743           1.90
 1994...........................................................            6,317        15.104         95,415           1.92
 1993...........................................................            7,479        17.319        129,527           1.91
 1992...........................................................            2,519        15.889         40,022           1.95

Zero Coupon Fund - 1995
December 31,
 1995 1.........................................................              269        15.200          4,082           1.80+
 1994...........................................................              344        14.380          4,942           1.80
 1993...........................................................              270        14.480          3,906           1.76
 1992...........................................................              171        13.665          2,343           1.65

Zero Coupon Fund - 2000
December 31,
 1996...........................................................            1,358        18.475         25,085           1.80
 1995...........................................................            1,416        18.294         25,910           1.80
 1994...........................................................            1,158        15.373         17,797           1.80
 1993...........................................................              795        16.717         13,297           1.77
 1992...........................................................              397        14.595          5,789           1.65

Zero Coupon Fund - 2005
December 31,
 1996...........................................................              428        20.517          8,777           1.80
 1995...........................................................              456        20.914          9,531           1.80
 1994...........................................................              403        16.096          6,483           1.80
 1993...........................................................              341        18.050          6,159           1.77
 1992...........................................................              108        14.975          1,622           1.65

Zero Coupon Fund - 2010
December 31,
 1996...........................................................              348        21.522          7,492           1.80
 1995...........................................................              371        22.431          8,329           1.80
 1994...........................................................              252        15.930          4,008           1.80
 1993...........................................................              193        18.144          3,502           1.65
 1992...........................................................               60        14.670            885           1.65

Templeton Global Income Securities Fund
December 31,
 1996...........................................................            1,354        16.781         22,719           2.01
 1995...........................................................            1,472        15.522         22,851           2.04
 1994...........................................................            1,667        13.726         22,888           2.11
 1993...........................................................            1,045        14.650         15,302           2.13
 1992...........................................................              406        12.733          5,164           2.07

Investment Grade Intermediate Bond Fund
December 31,
 1996 2.........................................................              891        15.740         14,032           2.00+
 1995...........................................................            1,023        15.463         15,812           2.01
 1994...........................................................            1,085        14.257         15,470           2.03
 1993...........................................................              893        14.389         12,850           2.06
 1992...........................................................              352        13.442          4,725           2.08


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                    Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    -----------
Income Securities Fund
December 31,
 1996...........................................................            4,519       $21.708       $ 98,109           1.90%
 1995...........................................................            4,567        19.785         90,364           1.91
 1994...........................................................            4,416        16.392         72,389           1.94
 1993...........................................................            2,634        17.734         46,707           1.96
 1992...........................................................              668        15.163         10,128           2.07

Adjustable U.S. Government Fund
December 31,
 1996 2.........................................................              912        12.389         11,298           1.99+
 1995...........................................................            1,290        11.951         15,423           1.99
 1994...........................................................            1,767        11.077         19,571           1.97
 1993...........................................................            1,971        11.254         22,179           1.98
 1992...........................................................            1,453        11.020         16,007           2.00

Templeton Pacific Growth Fund
December 31,
 1996...........................................................            1,751        14.932         26,148           2.39
 1995...........................................................            1,812        13.630         24,693           2.41
 1994...........................................................            2,112        12.802         27,037           2.47
 1993...........................................................              915        14.233         13,023           2.54
 1992 3.........................................................               58         9.761            568           2.71+

Rising Dividends Fund
December 31,
 1996...........................................................            3,394        15.303         51,934           2.16
 1995...........................................................            3,182        12.498         39,770           2.18
 1994...........................................................            2,936         9.769         28,685           2.20
 1993...........................................................            2,772        10.327         28,623           2.19
 1992 3.........................................................              617        10.848          6,696           2.07+

Templeton International Equity Fund
December 31,
 1996...........................................................            4,375        16.081         70,362           2.29
 1995...........................................................            4,073        13.263         54,018           2.32
 1994...........................................................            4,079        12.161         49,607           2.39
 1993...........................................................            1,346        12.226         16,451           2.52
 1992 3.........................................................               88         9.642            849           3.17+

Templeton Developing Markets Equity Fund
December 31,
 1996...........................................................            1,042        11.487         11,970           2.89
 1995...........................................................              757         9.582          7,254           2.81
 1994 4.........................................................              591         9.454          5,589           2.93+

Templeton Global Growth Fund
December 31,
 1996...........................................................            2,146        13.560         29,103           2.33
 1995...........................................................            1,416        11.339         16,061           2.37
 1994 4.........................................................              922        10.201          9,400           2.54+

Templeton Global Asset Allocation Fund
December 31,
 1996...........................................................              300        12.514          3,759           2.26
 1995 5.........................................................               36        10.591            379           2.30+

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
================================================================================
Notes to Financial Statements (cont.)
December 31, 1996

6. Unit Values (cont.)

                                                                     Accumulation                               Ratio of Expenses
                                                                  Units Outstanding Accumulation   Net Assets      to Average
                                                                    (in thousands)   Unit Value  (in thousands)    Net Assets*
                                                                  ----------------- ------------ --------------    ----------
Small Cap Fund
December 31,
 1996 6.........................................................              416       $12.913        $ 5,369           2.17+%

Capital Growth Fund
December 31,
 1996 6.........................................................              225        11.254          2,529           2.17+

Templeton International Smaller Companies Fund
December 31,
 1996 6.........................................................               65        11.145            722           2.18+

Mutual Discovery Securities Fund
December 31,
 1996 7.........................................................               27        10.180            278           2.77+

Mutual Shares Securities Fund
December 31,
 1996 7.........................................................               43        10.330            442           2.40+

*For the year ended  December  31,  including  the effect of the expenses of the underlying  funds.
+Annualized.
1Period from January 1, 1995 to December 15, 1995 (fund closure).
2Period from January 1, 1996 to October 25, 1996 (fund closure).
3Period from March 10, 1992 (fund  commencement)  to December  31, 1992.
4Period from April 25, 1994 (fund  commencement) to December 31, 1994.
5Period from August 4, 1995 (fund  commencement) to December 31, 1995.
6Period from June 10, 1996 (fund  commencement)  to December  31,  1996.
7Period from December 2, 1996 (fund commencement) to December 31, 1996.





                        PREFERRED LIFE INSURANCE COMPANY
                                   OF NEW YORK


                              Financial Statements


                           December 31, 1996 and 1995

KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402






                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Preferred Life Insurance Company of New York:


We have audited the accompanying balance sheets of Preferred Life Insurance Company of New York (a wholly owned subsidiary of Allianz Life Insurance Company of North America) as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Life Insurance Company of New York as of December 31, 1996 and 1995, and the results of its operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, as discussed in note 1 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.


                                            KPMG Peat Marwick LLP


February 4, 1997

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                 Balance Sheets

                           December 31, 1996 and 1995
                        (in thousands except share data)


                                    Assets                                         1996                 1995
--------------------------------------------------------------------------------------------------------------
Investments:
           Fixed maturities, at market                                          $ 20,412               15,128
           Certificates of deposit and short-term securities                       2,389                  800
--------------------------------------------------------------------------------------------------------------
                    Total investments                                             22,801               15,928
Cash                                                                               4,976                3,233
Receivables                                                                        4,046                4,820
Reinsurance receivable:
    Recoverable on future policy benefit reserves                                    162                  161
    Recoverable on unpaid claims                                                   9,674               11,515
    Receivable on paid claims                                                      1,393                1,522
Prepaid insurance premiums                                                           429                  431
Deferred acquisition costs                                                        38,245               38,586
Accrued investment income                                                            295                  228
Other assets                                                                         111                  959
--------------------------------------------------------------------------------------------------------------
                    Assets, exclusive of separate account assets                  82,132               77,383
Separate account assets                                                          769,981              690,262
--------------------------------------------------------------------------------------------------------------
                    Total assets                                                $852,113              767,645
==============================================================================================================

                      Liabilities and Stockholder's Equity
--------------------------------------------------------------------------------------------------------------
Liabilities:
    Future life policy benefit reserves                                         $  1,219                  594
    Future annuity benefit reserves                                                  325                    6
    Policy and contract claims                                                    25,119               26,167
    Unearned premiums                                                              1,887                2,330
    Other policyholder funds                                                         679                  691
    Reinsurance payable                                                            2,133                1,252
    Deferred income taxes                                                          8,740                6,510
    Accrued expenses and other liabilities                                         2,462                3,985
    Commissions due and accrued                                                      822                  824
    Payable to parent                                                              1,102                  663
--------------------------------------------------------------------------------------------------------------
                    Liabilities, exclusive of separate account liabilities        44,488               43,022
Separate account liabilities                                                     769,981              690,262
--------------------------------------------------------------------------------------------------------------
                    Total liabilities                                            814,469              733,284
Stockholder's equity:
    Common stock, $10 par value; 200,000 shares
       authorized, issued and outstanding                                          2,000                2,000
    Additional paid-in capital                                                    15,500               15,500
    Net unrealized (loss) gain on investments,
       net of deferred federal income taxes                                          (34)                 274
    Retained earnings                                                             20,178               16,587
--------------------------------------------------------------------------------------------------------------
                    Total stockholder's equity                                    37,644               34,361
Commitments and contingencies (notes 6 and 11)
--------------------------------------------------------------------------------------------------------------
                    Total liabilities and stockholder's equity                  $852,113              767,645
==============================================================================================================

See accompanying notes to financial statements.


                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                              Statements of Income

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Revenue:
   Life insurance premiums                                           $  9,174               10,291               10,465
   Annuity considerations                                              11,725               10,679                8,781
   Accident and health premiums                                        22,105               22,406               24,586
------------------------------------------------------------------------------------------------------------------------
                    Total premiums and considerations                  43,004               43,376               43,832

   Premiums ceded                                                      11,574               13,462               16,341
------------------------------------------------------------------------------------------------------------------------
                    Net premiums and considerations                    31,430               29,914               27,491

   Investment income, net                                               1,220                  605                  371
   Realized investment losses, net                                        (62)                 (13)                (113)
------------------------------------------------------------------------------------------------------------------------
                    Total revenue                                      32,588               30,506               27,749
------------------------------------------------------------------------------------------------------------------------

Benefits and expenses:
   Life insurance benefits                                              5,971                8,202               10,577
   Annuity benefits                                                       202                 (100)                 357
   Accident and health insurance benefits                              13,406               14,743               15,455
------------------------------------------------------------------------------------------------------------------------
                    Total benefits                                     19,579               22,845               26,389

   Benefit recoveries                                                   6,614                9,116               11,999
------------------------------------------------------------------------------------------------------------------------
                    Net benefits                                       12,965               13,729               14,390

   Commissions and other agent compensation                             8,596                7,278               12,974
   General and administrative expenses                                  3,576                3,132                3,079
   Taxes, licenses and fees                                               688                  479                  943
   Change in deferred acquisition costs, net                              341               (1,009)              (8,090)
------------------------------------------------------------------------------------------------------------------------
                    Total benefits and expenses                        26,166               23,609               23,296
------------------------------------------------------------------------------------------------------------------------

                    Income from operations before
                              income taxes                              6,422                6,897                4,453
------------------------------------------------------------------------------------------------------------------------

Income tax expense (benefit):
   Current                                                                435                 (109)                 154
   Deferred                                                             2,396                1,612                1,099
------------------------------------------------------------------------------------------------------------------------
                    Total income tax expense                            2,831                1,503                1,253
------------------------------------------------------------------------------------------------------------------------


                    Net income                                       $  3,591                5,394                3,200
========================================================================================================================

See accompanying notes to financial statements.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                       Statements of Stockholder's Equity

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Common stock:
   Balance at beginning and end of year                              $  2,000                2,000                2,000
------------------------------------------------------------------------------------------------------------------------


Additional paid-in capital:
   Balance at beginning of year                                        15,500               15,500                9,000
   Additional contribution from parent                                      0                    0                6,500
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                              15,500               15,500               15,500
------------------------------------------------------------------------------------------------------------------------


Net unrealized gains (losses) on investments:
   Balance at beginning of year                                           274                 (268)                   0
   Cumulative effect of the implementation of SFAS
            No. 115, net of deferred federal income taxes                   0                    0                   82
   Net unrealized gain (loss) during the year,
            net of deferred federal income taxes                         (308)                 542                 (350)
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                                 (34)                 274                 (268)
------------------------------------------------------------------------------------------------------------------------

Retained earnings:
   Balance at beginning of year                                        16,587               11,193                7,993
   Net income                                                           3,591                5,394                3,200
------------------------------------------------------------------------------------------------------------------------

   Balance at end of year                                              20,178               16,587               11,193
------------------------------------------------------------------------------------------------------------------------

               Total stockholder's equity                            $ 37,644               34,361               28,425
========================================================================================================================

See accompanying notes to financial statements.


                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                             Statements of Cash Flow

                  Years Ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                                        1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------

Cash flows used in operating activities:
   Net income                                                        $  3,591                5,394                3,200
------------------------------------------------------------------------------------------------------------------------

   Adjustments  to  reconcile  net income to net cash used in operating activities:
            Realized losses on investments                                 62                   13                  113
            Deferred federal income tax expense                         2,396                1,612                1,099
            Change in:
               Receivables and other assets                             3,526                   62               (2,320)
               Deferred acquisition costs                                 341               (1,009)              (8,090)
               Future policy benefit reserves                             944                 (182)                 238
               Policy and contract claims                              (1,048)              (1,145)               5,296
               Unearned premiums                                         (443)                  45                  196
               Other policyholder funds                                   (12)                (194)                 410
               Reinsurance payable                                        881                 (806)                (884)
               Accrued expenses and other liabilities                  (1,523)                (158)               1,968
               Commissions due and accrued                                 (2)                 (56)              (1,024)
               Due to parent                                              439                   97                  573
            Depreciation and amortization                                 (46)                (185)                 (63)
            Other, net                                                      0                    0                  (46)
------------------------------------------------------------------------------------------------------------------------
                    Total adjustments                                   5,515               (1,906)              (2,534)
------------------------------------------------------------------------------------------------------------------------

                    Net cash from (used in) operating activities        9,106                3,488                  666
------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities:
   Purchase of fixed maturities, at market                             (8,525)             (15,328)                   0
   Sale of fixed maturities, at market                                  2,654                4,522                3,428
   Other investments, net                                              (1,492)               2,589               (3,133)
------------------------------------------------------------------------------------------------------------------------
                    Net cash from (used in) investing activities       (7,363)              (8,217)                 295
------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities:
   Capital contribution from parent                                         0                    0                6,500
   Net change in bank overdraft                                             0                    0               (1,240)
------------------------------------------------------------------------------------------------------------------------
                    Net cash from financing activities                      0                    0                5,260
------------------------------------------------------------------------------------------------------------------------

                    Net increase (decrease) in cash                     1,743               (4,729)               6,221

Cash at beginning of year                                               3,233                7,962                1,741
------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                 $   4,976                3,233                7,962
========================================================================================================================

See accompanying notes to financial statements.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preferred Life Insurance Company of New York (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life) which, in turn, is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), a majority-owned subsidiary of Allianz A.G. Holding, a Federal Republic of Germany company.

The Company is a life insurance company licensed to sell group life and accident and health and individual variable annuity policies in six states and the District of Columbia. Based on 1996 gross premium volume, 7%, 17% and 76% of the Company's business is life, accident and health and annuity, respectively. The Company's primary distribution channels are through strategic alliances with third party marketing organizations. The Company has a significant relationship with a mutual fund company and its broker/dealer network for marketing its variable annuity products.

Following is a summary of the significant accounting policies reflected in the accompanying financial statements.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities. Certain amounts as previously reported have been reclassified to be consistent with the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from management's estimates.

RECOGNITION  OF  TRADITIONAL  LIFE,  GROUP  LIFE AND GROUP  ACCIDENT  AND HEALTH
REVENUE

Traditional life products include products with guaranteed premiums and benefits and consist solely of policies converted from group life business.

Premiums on traditional life and group life products are recognized as income when due. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.

RECOGNITION OF VARIABLE ANNUITY REVENUE

Variable annuity contracts do not have significant mortality or morbidity risks and are accounted for in a manner consistent with interest bearing financial instruments. Accordingly, premium receipts are reported as deposits to the contractholder's account, while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Benefits consist of claims and benefits incurred in excess of the contractholder's balance.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


DEFERRED ACQUISITION COSTS

Acquisition costs, consisting of commissions and other costs, which vary with and are primarily related to production of new business, are deferred. For variable annuity contracts, acquisition costs are amortized in relation to the present value of expected gross profits from investment margins and expense charges. Acquisition costs for group life and group accident and health products are deferred and amortized over the lives of the policies in the same manner as premiums are earned. Deferred acquisition costs amortized during 1996, 1995 and 1994 were $6,541, $4,517 and $3,739, respectively.

FUTURE POLICY BENEFIT RESERVES

Future policy benefits on life insurance products are computed by net level premium methods and the commissioners reserve valuation method based upon estimated future investment yield and mortality, commensurate with the Company's experience.

Future policy benefit reserves for variable annuity products are carried at accumulated contract values. Any additional reserves for any death benefits which may exceed the accumulated contract values are carried at an amount greater than or equal to a one year term cost.

POLICY AND CONTRACT CLAIMS

Policy and contract claims represent an estimate of claims and claim adjustment expenses that have been reported but not yet paid and incurred but not yet reported as of December 31.

INVESTMENTS

On January 1, 1994, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost. Debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either "held-to-maturity securities" or "trading securities" are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred income taxes. SFAS No. 115 did not permit retroactive application of its provisions. The Company classified all of its debt and equity investment portfolio as "available-for-sale securities" at January 1, 1994.

Realized gains and losses are computed based on the specific identification method.

Short term investments, which include certificate of deposits, are carried at amortized cost which approximates market.

As of December 31, 1996 and 1995, investments with a carrying value of $1,596 and $1,665, respectively, were pledged to the New York Superintendent of Insurance as required by statutory regulation.

The fair values of invested assets are deemed by management to approximate their estimated market values. Changes in market conditions subsequent to December 31 may cause estimates of fair values to differ from the amounts presented herein.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)


REINSURANCE

Insurance liabilities are reported before the effects of reinsurance. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as reinsurance receivables. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

SEPARATE ACCOUNTS

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the contractholders. Each account has specific investment objectives and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

Fair values of separate account assets were determined using the market value of the investments held in segregated fund accounts. Fair values of separate account liabilities were determined using the cash surrender values of the contractholders' accounts.

INCOME TAXES

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

RECEIVABLES

Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year end including the financial condition and credit worthiness of the parties underlying the receivables. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

ACCOUNTING CHANGES

In 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of by a company. No adjustments were made to the financial statements upon adoption of this pronouncement.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)
(2)  INVESTMENTS

     Investments at December 31, 1996 consist of:
                                                                               Amount
                                       Amortized          Estimated           shown on
                                          cost               fair              balance
                                        or cost              value              sheet
----------------------------------------------------------------------------------------

Fixed maturities:
    U.S. Government                   $   19,571             19,506            19,506
    Mortgage backed securities               894                906               906
----------------------------------------------------------------------------------------

       Total fixed maturities             20,465             20,412            20,412
========================================================================================

Other investments:
   Short-term securities                   2,389            XXXXXXX             2,389
----------------------------------------------------------------------------------------

       Total other investments             2,389            XXXXXXX             2,389
----------------------------------------------------------------------------------------

       Total investments              $   22,854            XXXXXXX            22,801
========================================================================================

At December 31, 1996 and 1995, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of fixed maturities are as follows:

                                                                Gross              Gross             Estimated
                                           Amortized          unrealized         unrealized            fair
                                             cost               gains             losses               value
----------------------------------------------------------------------------------------------------------------
1996:
    U.S. Government                       $   19,571                 66                131             19,506
    Mortgage backed securities                   894                 12                  0                906
----------------------------------------------------------------------------------------------------------------

Total fixed maturities                    $   20,465                 78                131             20,412
================================================================================================================

1995:
    U.S. Government                       $   13,749                380                  0             14,129
    Mortgage backed securities                   957                 42                  0                999
----------------------------------------------------------------------------------------------------------------

Total fixed maturities                    $   14,706                422                  0             15,128
================================================================================================================

The changes in unrealized gains (losses) from fixed maturities were $(475), $835 and $(540) for the years ended December 31, 1996, 1995 and 1994, respectively.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

The amortized cost and estimated fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Amortized       Estimated
                                                             cost          fair value
-------------------------------------------------------------------------------------------
      Due after one year through five years               $   6,077           6,011
      Due after five years through ten years                 13,494          13,495
      Mortgage backed securities                                894             906
-------------------------------------------------------------------------------------------

      Totals                                              $  20,465          20,412
===========================================================================================

Proceeds from sales of investments in available-for-sale securities during 1996, 1995 and 1994 were $2,654, $4,522 and $3,428, respectively. Gross gains of $0, $64 and $110 and gross losses of $62, $77 and $209 were realized on sales of available-for-sale securities in 1996, 1995 and 1994, respectively. The related tax benefit was $22, $4 and $35 in 1996, 1995 and 1994, respectively.

Net realized  investment  losses for the respective  years ended December 31 are summarized as follows:
                                                   1996              1995               1994
--------------------------------------------------------------------------------------------------
Fixed maturities, at market                      $  (62)              (13)               (99)
Other                                                 0                 0                (14)
--------------------------------------------------------------------------------------------------
           Net losses before taxes                  (62)              (13)              (113)

Tax benefit on net realized losses                  (22)               (4)               (38)
--------------------------------------------------------------------------------------------------

           Net losses after tax benefit          $  (40)               (9)               (75)
==================================================================================================

Major  categories  of net  investment  income  for the  respective  years  ended
December 31 are:
                                                    1996                  1995                1994
--------------------------------------------------------------------------------------------------------
Interest:
    Fixed maturities, at market                 $   1,132                  410                 309
    Short-term investments                             98                    0                   0
    Other                                               1                  201                  69
--------------------------------------------------------------------------------------------------------
        Total investment income                     1,231                  611                 378

Investment expenses                                    11                    6                   7
--------------------------------------------------------------------------------------------------------

        Net investment income                   $   1,220                  605                 371
========================================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(3)  SUMMARY TABLE OF FAIR VALUE DISCLOSURES

                                                            1996                          1995
----------------------------------------------------------------------------------------------------------
                                                  Carrying          Fair         Carrying       Fair
                                                   Amount           Value         Amount        Value
                                                 ----------        -------      ----------     -------
Financial assets
----------------
   Fixed maturities, at market

       U.S. Government                         $   19,506       $   19,506     $  14,129    $   14,129
       Mortgage backed securities                     906              906           999           999

   Certificates of deposit
       and other short term investments             2,389            2,389           800           800

   Receivables                                      4,046            4,046         4,820         4,820

   Separate account assets                        769,981          769,981       690,262       690,262

Financial liabilities
---------------------
   Separate account liabilities                   769,981          756,349       690,262       672,655

----------------------------------------------------------------------------------------------------------

See Note 1 "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.


(4)  RECEIVABLES

Receivables at December 31 consist of the following:

                                                    1996          1995
---------------------------------------------------------------------------
Premiums due                                   $   3,318         3,468
Reinsurance commission receivable                    450           371
Due from administrators                                0           198
Other                                                278           783
---------------------------------------------------------------------------

   Total receivables                           $   4,046         4,820
===========================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(5)  ACCIDENT AND HEALTH CLAIMS RESERVES

Accident and health claims reserves are based on long-range projections subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 1996 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves which are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.

Activity in the accident and health claims reserves, exclusive of hospital indemnity and AIDS reserves of $293, $287 and $205 in 1996, 1995 and 1994, respectively, is summarized as follows:

                                                           1996          1995          1994
-------------------------------------------------------------------------------------------------
Balance at January 1, net of reinsurance
   recoverables of $9,249, $10,049 and $8,117         $   11,000         10,149        7,823

Incurred related to:
   Current year                                           11,372         10,502       10,061
   Prior years                                            (3,079)        (2,245)      (2,839)
-------------------------------------------------------------------------------------------------
Total incurred                                             8,293          8,257        7,222
-------------------------------------------------------------------------------------------------

Paid related to:
   Current year                                            1,458          1,097        1,073
   Prior years                                             6,500          6,309        3,823
-------------------------------------------------------------------------------------------------
Total paid                                                 7,958          7,406        4,896
-------------------------------------------------------------------------------------------------

Balance at December 31, net of reinsurance
   recoverables of $7,476, $9,249 and $10,049         $   11,335         11,000       10,149
=================================================================================================

Due to lower than anticipated losses related to prior years, the provision for claims and claim adjustment expenses decreased.

(6)  REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $50 coverage per individual life.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

Included in reinsurance receivables at December 31, 1996 and 1995 are recoverables on paid and unpaid claims from Allianz Life for $1,554 and $1,556, respectively. A contingent liability exists to the extent that Allianz Life or the Company's unaffiliated reinsurers are unable to meet their contractual obligations under reinsurance contracts. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                    Percentage
                                                     Assumed           Ceded                         of amount
                                      Gross         from other         to other         Net           assumed
      Year ended                      amount        companies         companies        amount          to net
-----------------------------------------------------------------------------------------------------------------
December 31, 1996:

Life insurance In force           $ 1,700,286             0            647,863       1,052,423         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                       9,174             0              2,304           6,870         0.0%
   Annuities                           11,725             0                  0          11,725         0.0%
   Accident and health insurance       15,482         6,623              9,270          12,835        51.6%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   36,381         6,623             11,574          31,430        21.1%
=================================================================================================================

December 31, 1995:

Life insurance In force           $ 1,826,979             0            715,945       1,111,034         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                      10,291             0              2,642           7,649         0.0%
   Annuities                           10,679             0                  0          10,679         0.0%
   Accident and health insurance       15,717         6,689             10,820          11,586        57.7%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   36,687         6,689             13,462          29,914        22.4%
=================================================================================================================

December 31, 1994:

Life insurance In force           $ 1,320,843             0            740,856         579,987         0.0%
-----------------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                      10,467            (2)             2,898           7,567         0.0%
   Annuities                            8,781             0                  0           8,781         0.0%
   Accident and health insurance       15,759         8,827             13,443          11,143        79.2%
-----------------------------------------------------------------------------------------------------------------

      Total premiums                   35,007         8,825             16,341          27,491        32.1%
=================================================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

Of the amounts assumed from and ceded to other companies, life and accident and health insurance assumed from and ceded to Allianz Life is as follows:

                                                 Assumed                           Ceded
                                    ---------------------------------    ------------------------------
                                      1996        1995       1994         1996      1995      1994
-------------------------------------------------------------------------------------------------------
Life insurance in force             $     0           0          0        2,432     2,930     2,745
-------------------------------------------------------------------------------------------------------

Premiums:
   Life insurance                   $     0           0          0           36        55        69
   Accident and health insurance      2,547       2,959      2,600          766       921       784
-------------------------------------------------------------------------------------------------------
   Total premiums                   $ 2,547       2,959      2,600          802       976       853
=======================================================================================================

(7)  INCOME TAXES

INCOME TAX EXPENSE

Total  income tax  expenses  (benefits)  for the years ended  December 31 are as follows:
                                                                   1996             1995           1994
-------------------------------------------------------------------------------------------------------------
Income tax expense attributable to operations:

   Current tax expense (benefit)                             $      435             (109)           154

   Deferred tax expense                                           2,396            1,612          1,099
-------------------------------------------------------------------------------------------------------------
Total income tax expense attributable to operations          $    2,831            1,503          1,253

Income tax effect on equity:

   Income tax allocated to stockholder's equity,
      Adoption of SFAS No. 115                                        0                0             44
      Attributable to unrealized gains and losses
         for the year                                              (166)             292           (189)
-------------------------------------------------------------------------------------------------------------
Total income tax effect on equity                            $    2,665            1,795          1,108
=============================================================================================================

COMPONENTS OF INCOME TAX EXPENSE

Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the Statements of Income for the respective  years ended December 31 as follows:
                                                         1996         1995       1994
-----------------------------------------------------------------------------------------
Income tax expense computed at the statutory rate  $    2,248        2,414      1,558
Other                                                     583         (911)      (305)
-----------------------------------------------------------------------------------------
       Income tax expense as reported              $    2,831        1,503      1,253
=========================================================================================

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET

Tax effects of temporary  differences giving rise to the significant  components of the net  deferred  tax  liabilities  at  December  31,  1996  and 1995 are as follows:
                                           1996       1995
----------------------------------------------------------------
Deferred tax assets:
   Future policy benefit reserves       $ 3,427      4,808
   Unrealized losses on investments          19          0
----------------------------------------------------------------

       Total deferred tax assets          3,446      4,808
================================================================

Deferred tax liabilities:
   Deferred acquisition costs            10,757     10,481
   Unrealized gains on investments            0        147
   Investments                            1,429        690
----------------------------------------------------------------

       Total deferred tax liabilities    12,186     11,318
================================================================

Net deferred tax liability              $ 8,740      6,510
================================================================

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

The Company files a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company accrues income taxes payable to Allianz Life under AZOA intercompany tax allocation agreements. The Company's liability for current taxes was $504 and $142 as of December 31, 1996 and 1995, respectively, and is included in payable to parent in the liablity section of the accompanying balance sheet.


(8)  RELATED PARTY TRANSACTIONS

In 1994, Allianz Life contributed additional paid-in capital to the Company of $6,500.

Allianz Life performs certain administrative services for the Company. The Company reimbursed Allianz Life $1,246, $1,115 and $1,994 in 1996, 1995 and 1994, respectively, for related administrative expenses incurred. The Company's liability to Allianz Life for incurred but unpaid service fees as of December 31, 1996 and 1995 was $598 and $521, respectively, and is included in payable to parent in the liability section of the accompanying balance sheet.

AZOA's investment division manages the Company's investment portfolio. The Company paid AZOA $11, $5 and $4 in 1996, 1995 and 1994, respectively, for investment advisory fees. The Company had no incurred but unpaid fees to AZOA as of December 31, 1996 and 1995.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(9)  EMPLOYEE BENEFIT PLANS

The Company participates in the Allianz Primary Retirement Plan (Primary Retirement Plan), a defined contribution plan. The Company makes contributions to a money purchase pension plan on behalf of eligible participants. All employees are eligible to participate in the Primary Retirement Plan after two years of service. The contributions are based on a percentage of the participant's salary with the participants being 100% vested upon eligibility. It is the Company's policy to fund the plan costs as accrued. Total pension contributions were $29, $16 and $18 in 1996, 1995 and 1994, respectively.

The Company participates in the Allianz Asset Accumulation Plan (Allianz Plan), a defined contribution plan sponsored by AZOA. Under the Allianz Plan provisions, the Company will match from 50% to 100% of eligible employees' contributions up to a maximum of 6% of a participant's compensation. The total Company match for 1996, 1995 and 1994 Plan participants was 100%. All employees are eligible to participate after one year of service and are fully vested in the Company's matching contribution after three years of service. The Allianz Plan will accept participants' pretax or after-tax contributions up to 15% of the participant's compensation. It is the Company's policy to fund the Allianz Plan costs as accrued. The Company accrued $41, $5 and $35 in 1996, 1995 and 1994, respectively, toward planned contributions.

(10) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and gain from operations. These items include, among others, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due, deferred taxes and undeclared dividends to policyholders. Additionally, future life and annuity policy benefit reserves calculated for statutory accounting do not include provisions for withdrawals.

The differences between stockholder's equity and net income reported in accordance with statutory accounting practices and the accompanying financial statements for the years ended December 31 are as follows:

                                            Stockholder's equity                Net Income
                                        ---------------------------   --------------------------------
                                                1996        1995         1996      1995      1994
------------------------------------------------------------------------------------------------------
Statutory basis                             $ 21,886      18,359        2,358     2,821      (796)
Adjustments:
  Change in reserve basis                    (13,696)    (17,857)       4,070     3,281    (2,812)
  Deferred acquisition costs                  38,245      38,586         (341)    1,009     8,090
  Deferred taxes                              (8,740)     (6,510)      (2,396)   (1,612)   (1,099)
  Nonadmitted assets                             154         119            0         0         0
  Interest maintenance reserve                   (68)         31          (99)     (105)     (183)
  Asset Valuation Reserve                          7           2            0         0         0
  Liability for unauthorized reinsurers            0       1,209            0         0         0
  Unrealized losses on investments               (53)        422            0         0         0
  Other                                          (91)          0           (1)        0         0
------------------------------------------------------------------------------------------------------
     As reported in the
        accompanying financial statements   $ 37,644      34,361        3,591     5,394     3,200
======================================================================================================

The Company is required to meet minimum capital and surplus requirements. At December 31, 1996 and 1995, the Company was in compliance with these requirements. In accordance with New York Statutes, the Company may not pay a stockholder dividend without prior approval by the Superintendent of Insurance. The Company paid no dividends in 1996, 1995 and 1994.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

REGULATORY RISK BASED CAPITAL

An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Enterprises below specific triggerpoints or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:

                                  Ratio of total adjusted capital to
                                  authorized control level risk-based
   Regulatory Event               Capital (less than or equal to)
  ------------------             -------------------------------------
   Company action level             2 (or 2.5 with negative trends)
   Regulatory action level                     1.5
   Authorized control level                     1
   Mandatory control level                     0.7

The Company met the minimum risk-based capital requirements as of December 31, 1996 and 1995.

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company is required to file annual statements with insurance regulatory authorities which are prepared on an accounting basis prescribed or permitted by such authorities. Currently prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently has a project underway to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definition of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to existing accounting policies that insurance enterprises use to prepare their statutory financial statements. The Company does not currently use permitted statutory accounting practices which have a significant impact on its statutory financial statements.

STATE EXAMINATION

Preferred Life is currently under routine examination by the New York State Department of Insurance. No matters of significance or adjustments to Preferred Life's statutory financial statements have been brought to management's attention as a result of this examination.

(11) COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                 (in thousands)

(12) SUPPLEMENTARY INSURANCE INFORMATION

The following table summarizes certain financial information by line of business for 1996, 1995 and 1994:


                               As of December 31                                 For the year ended December 31
                    ---------------------------------------------  ----------------------------------------------------------------
                                    Future                                               Benefits,   Net
                                    policy                 Other    Premium               claims     change
                                    benefits,              policy   revenue               losses,     in
                        Deferred    losses,                claims   and other   Net       and        policy
                         policy     claims                  and     contract    invest-  settle-     acquisi-   Other    Premiums
                       acquistion   and loss  Unearned    benefits  consider-   ment      ment        tion    operating  written
                          costs     expense   premiums    payable    ations     income   expenses    cost (a)  expenses     (b)
-----------------------------------------------------------------------------------------------------------------------------------
1996:
Life insurance         $    290     1,219        908        5,151      6,870     268      4,371        (27)      2,297
Annuities                37,855       325          0          864     11,725       0        202        265       7,069
Accident and
 health insurance           100         0        979       19,104     12,835     952      8,392        103       3,494
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 38,245     1,544      1,887       25,119     31,430   1,220     12,965        341      12,860
===================================================================================================================================

1995:
Life insurance         $    263       594        844        5,615      7,649     104      5,428         (6)      2,374
Annuities                38,120         6          0           16     10,679       0       (100)    (1,008)      6,180
Accident and
 health insurance           203         0      1,486       20,536     11,586     501      8,401          5       2,335
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 38,586       600      2,330       26,167     29,914     605     13,729     (1,009)     10,889
===================================================================================================================================

1994:
Life insurance         $    257       511        834        6,909      7,567      80      6,702        (47)      2,275
Annuities                37,112       271          0            0      8,781       0        357     (8,121)     12,200
Accident and
 health insurance           208         0      1,451       20,403     11,143     291      7,331         78       2,521
-----------------------------------------------------------------------------------------------------------------------------------

                       $ 37,577       782      2,285       27,312     27,491     371     14,390     (8,090)     16,996
===================================================================================================================================

(a) See note 1 for aggregate gross amortization.

(b) Premiums written are not applicable for life insurance companies.





                                    PART C

                              OTHER INFORMATION


ITEM  24.     FINANCIAL  STATEMENTS  AND  EXHIBITS

a.     Financial  Statements

     The following financial statements of the Company are included in Part B hereof.

     1.        Independent Auditors' Report.
     2.        Balance Sheets as of December 31, 1996 and 1995.
     3. Statements of Income for the years ended December 31, 1996, 1995 and 1994.
     4. Statements of Stockholder's Equity for the years ended December 31, 1996, 1995 and 1994.
     5. Statements of Cash Flow for the years ended December 31, 1996, 1995 and 1994.
     6.        Notes to Financial Statements - December 31, 1996, 1995 and 1994.

     The following financial statements of the Variable Account are included in Part B hereof.

     1.        Independent Auditors' Report.
     2.        Statements of Assets and Liabilities as of December 31, 1996.
     3.        Statements of Operations for the year ended December 31, 1996.
     4. Statements of Changes in Net Assets for the years ended December 31, 1996 and 1995.
     5.        Notes to Financial Statements - December 31, 1996.

b.     Exhibits

     1.        Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account*
     2.        Not  Applicable
     3.        Principal  Underwriter  Agreement
     4.        Individual  Immediate  Variable  Annuity  Contract*
     4a.       Joint  Owners  Endorsement*
     4b.       Period  Certain  and  Partial  Liquidation  Endorsement*
     5.        Application for Individual Immediate Variable Annuity Contract*
     6.        (i)   Copy  of  Articles  of  Incorporation of the Company*
               (ii)  Copy of the Bylaws of the Company (to be filed by
                     Amendment)
     7.        Not  Applicable
     8.        Form  of  Fund  Participation  Agreement*
     9.        Opinion  and  Consent  of  Counsel
     10.       Independent  Auditors'  Consent
     11.       Not  Applicable
     12.       Not  Applicable
     13.       Calculation of Performance Information
     14.       Company  Organizational  Chart*
     27.       Financial  Data  Schedule - Not Applicable

* incorporated by reference to Registrant's initial Form N-4 filed electronically on January 2, 1997.

ITEM  25.     DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Officers  and  Directors  of  the  Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
------------------------------  ----------------------------------

Lowell C. Anderson              Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Ronald L. Wobbeking             Chairman, Chief Executive
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Thomas G. Brown                 Director
One Liberty Plaza,
45th Floor
New York, NY 10006

Edward J. Bonach                Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Alan A. Grove                   Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Shannon Hendricks               Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Reinhard Obermueller            Director
560 Lexington Avenue
New York, NY 10022


Robert S. James                 Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Thomas J. Lynch                 President, Chief Marketing Officer
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Carol B. Shaw                   Second Vice President
152 W. 57th Street, 18th Floor
New York, NY 10019

Timothy J. Tongson              Appointed Actuary
1750 Hennepin Avenue
Minneapolis, MN 55403

W. Michael Carroll              Director
48 Comell Road
PO Box 867
Latham, NY 12110

Stephen R. Herbert              Director
900 Third Avenue
New York, NY 10022

Jack F. Rockett                 Director
140 E. 95th Street, Ste. 6A
New York, NY 10129


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The    Company  organizational  chart was filed  as  Exhibit  14 in
Registrant's initial Form N-4 (File No. 333-19173) and is incorporated herein by reference.

ITEM  27.     NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.     INDEMNIFICATION

The  Bylaws  of  the  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of EXPENSES incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.     PRINCIPAL  UNDERWRITERS

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

Name & Principal        Positions and Offices
Business Address        with Underwriter
----------------------  ----------------------

Alan A. Grove           Director
1750 Hennepin Avenue
Minneapolis, MN 55403

James P. Kelso          Director
1750 Hennepin Ave.
Minneapolis, MN 55403

Thomas B. Clifford      President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403



c.          Not  Applicable

ITEM  30.     LOCATION  OF  ACCOUNTS  AND  RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.     MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.



                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 9th day of May, 1997.

                                PREFERRED  LIFE  VARIABLE  ACCOUNT  C
                                            (Registrant)

                           By:    PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                             (Depositor)

                           By: /S/ ALAN A. GROVE
                               ____________________________________________


                               PREFERRED  LIFE  INSURANCE  COMPANY OF NEW YORK


                           By:  /S/ ALAN A. GROVE
                               ____________________________________________



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title

Lowell C. Anderson*      Director                   5-9-97
-----------------------                             -------
Lowell C. Anderson

Ronald L. Wobbeking*     Chairman, Chief Executive  5-9-97
-----------------------                             -------
Ronald L. Wobbeking      Officer and Director

Shannon Hendricks*       Treasurer                  5-9-97
-----------------------                             -------
Shannon Hendricks

Alan A. Grove*           Secretary and Director     5-9-97
-----------------------                             -------
Alan A. Grove

Thomas G. Brown*         Director                   5-9-97
-----------------------                             -------
Thomas G. Brown

Edward J. Bonach*        Director                   5-9-97
-----------------------                             -------
Edward J. Bonach

Robert S. James*         Director                   5-9-97
-----------------------                             -------
Robert S. James

Thomas J. Lynch*         Director                   5-9-97
-----------------------                             -------
Thomas J. Lynch

Dennis Marion*           Director                   5-9-97
-----------------------                             -------
Dennis Marion

Eugene T. Wilkinson*     Director                   5-9-97
-----------------------                             -------
Eugene T. Wilkinson

Eugene Long*             Director                   5-9-97
-----------------------                             -------
Eugene Long

Reinhard W. Obermueller*  Director                   5-9-97
-----------------------                             -------
Reinhard W. Obermueller

                         Director
-----------------------                             -------
W. Michael Carroll

                         Director
-----------------------                             -------
Stephen R. Herbert

                         Director
-----------------------                             -------
Jack F. Rockett




                                 *  By /S/ ALAN A. GROVE
                                      ____________________________________
                                      Attorney-in-Fact



                                   EXHIBITS

                                      TO

                         PRE-EFFECTIVE AMENDMENT NO. 1

                         FORM  N-4 (FILE NO. 333-19173)

                      PREFERRED  LIFE  VARIABLE  ACCOUNT  C

                 PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK

                              INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B3             Principal Underwriters Agreement

EX-99.B9             Opinion and Consent of Counsel

EX-99.B10            Independent Auditors' Consent

EX-99.B13            Calculation of Performance Information